SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

99.2 Shinhan Financial Group Review Report for the 1Q of 2024 (Consolidated)

Consolidated Interim Financial Statements

March 31, 2024 and 2023

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2024, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2024, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Company as of December 31, 2023, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 16, 2024

This report is effective as of May 16, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2024 and December 31, 2023

(In millions of won)	Note		March 31, 2024(Unaudited)	December 31, 2023
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	34,810,658	34,629,251
Financial assets at fair value through profit or loss	4, 8		72,735,707	71,216,564
Derivative assets	4, 9		5,443,948	4,711,421
Securities at fair value through other comprehensive income	4, 10		88,533,952	90,311,979
Securities at amortized cost	4, 10		35,543,155	35,686,487
Loans at amortized cost	4, 11		422,878,107	411,739,562
Property and equipment, net			3,968,939	3,972,304
Intangible assets			6,194,416	6,217,946
Investments in associates	12		2,684,459	2,692,031
Current tax receivable			30,150	30,590
Deferred tax assets			152,909	153,719
Investment property			308,371	257,806
Net defined benefit assets	16		96,878	114,378
Insurance contract assets	18		1,085	10,654
Reinsurance contract assets	18		86,209	88,353
Other assets	4, 11		36,251,227	29,925,844
Assets held for sale			39,816	36,444
Total assets		~~W~~	709,759,986	691,795,333

Liabilities
Deposits	4	~~W~~	394,479,835	381,512,664
Financial liabilities at fair value through profit or loss	4, 13		2,248,727	1,868,977
Financial liabilities designated at fair value through profit or loss	4, 14		7,635,596	7,796,727
Derivative liabilities	4, 9		5,682,842	5,038,416
Borrowings	4		55,076,149	56,901,352
Debt securities issued	4, 15		84,699,832	81,561,725
Net defined benefit liabilities	16		72,975	67,620
Provisions	17		1,428,627	1,369,666
Current tax payable			116,553	92,253
Deferred tax liabilities			540,000	542,595
Insurance contract liabilities	18		48,340,088	48,333,208
Reinsurance contract liabilities	18		108,677	93,240
Investment contract liabilities			1,386,328	1,572,685
Other liabilities	4		51,178,117	48,722,340
Total liabilities			652,994,346	635,473,468

Equity	20
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,400,564	4,001,731
Capital surplus			12,094,968	12,094,968
Capital adjustments			(556,591)	(658,664)
Accumulated other comprehensive loss			(1,653,833)	(1,074,453)
Retained earnings			37,146,578	36,387,314
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			54,401,327	53,720,537
Non-controlling interests			2,364,313	2,601,328
Total equity			56,765,640	56,321,865

Total liabilities and equity		~~W~~	709,759,986	691,795,333

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2024 and 2023

			Three-month periods ended March 31
(In millions of won)	Note		2024(Unaudited)	2023(Unaudited)
Interest income		~~W~~	7,190,492	6,492,939
Interest expense			(4,374,622)	(3,919,097)
Net interest income	21		2,815,870	2,573,842

Fees and commission income			1,064,225	950,641
Fees and commission expense			(360,824)	(347,216)
Net fees and commission income	22		703,401	603,425

Insurance income			765,343	685,665
Reinsurance income			14,811	13,062
Insurance service expenses			(475,947)	(443,335)
Reinsurance service expenses			(16,798)	(18,584)
Net insurance income	18		287,409	236,808

Insurance finance income			11,817	13,271
Insurance finance expense			(137,864)	(289,623)
Net insurance finance income(expense)	19		(126,047)	(276,352)

Dividend income			79,089	68,472
Net gain (loss) on financial instruments at fair value through profit or loss			385,148	1,101,135
Net gain (loss) on financial instruments designated at fair value through profit or loss			(32,242)	(454,500)
Net gain on foreign currency transaction			134,331	201,059
Net loss on disposal of financial securities at fair value through other comprehensive income	10		22,118	(19,158)
Net gain(loss) on disposal of securities at amortized cost	10		(2)	357
Provision for allowance for credit loss	23		(371,979)	(461,204)
General and administrative expenses	24		(1,372,237)	(1,355,926)
Other operating expenses, net			(456,623)	(461,772)

Operating income			2,068,236	1,756,186

Equity method income(expense)	12		(7,599)	44,969
Other non-operating income(expense), net			(270,132)	55,608
Profit before income taxes			1,790,505	1,856,763

Income tax expense	26		442,676	442,420
Profit for the period		~~W~~	1,347,829	1,414,343

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2024 and 2023

			Three-month periods ended March 31
(In millions of won, except earnings per share data)	Note		2024(Unaudited)	2023(Unaudited)

Other comprehensive income for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	(604,471)	1,612,172
Equity in other comprehensive income (loss) of associates			(10)	1,893
Foreign currency translation adjustments for foreign operations			96,956	179,539
Net change in unrealized fair value of cash flow hedges			(42,252)	22,393
Net finance income (expense) on insurance contract assets (liabilities)			(67,486)	(930,915)
Net finance income (expense) on reinsurance contract assets (liabilities)			(1,095)	(13,060)
			(618,358)	872,022
Items that will never be reclassified to profit or loss:
Remeasurements of the net defined benefit liability (asset)			(1,119)	(3,416)
Valuation gain (loss) on securities at fair value through other comprehensive income			40,640	(49,758)
Gain (loss) on disposal of securities at fair value through other comprehensive income			(2,986)	(1,260)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(2,034)	4,549
			34,501	(49,885)
Total other comprehensive income (loss), net of income tax			(583,857)	822,137

Total comprehensive income for the period		~~W~~	763,972	2,236,480

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,321,532	1,387,958
Non-controlling interests			26,297	26,385
		~~W~~	1,347,829	1,414,343
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	737,921	2,208,095
Non-controlling interests			26,051	28,385
		~~W~~	763,972	2,236,480

Earnings per share:	27
Basic and diluted earnings per share in won		~~W~~	2,513	2,552

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2023444

		March 31, 2023
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Total comprehensive income
Profit for the period		-	-	-	-	-	1,387,958	1,387,958	26,385	1,414,343
Other comprehensive income, net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	1,559,555	-	1,559,555	1,599	1,561,154
Equity in other comprehensive income of associates		-	-	-	-	1,893	-	1,893	-	1,893
Foreign currency translation adjustments for foreign operations		-	-	-	-	179,148	-	179,148	391	179,539
Net change in unrealized fair value of cash flow hedges		-	-	-	-	22,393	-	22,393	-	22,393
Net finance gain (loss) on insurance contract assets(liabilities)		-	-	-	-	(930,915)	-	(930,915)	-	(930,915)
Net finance gain (loss) on reinsurance contract assets (liabilities)		-	-	-	-	(13,060)	-	(13,060)	-	(13,060)
Remeasurements of defined benefit liability (asset)		-	-	-	-	(3,426)	-	(3,426)	10	(3,416)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	4,549	-	4,549	-	4,549
Total other comprehensive income		-	-	-	-	820,137	-	820,137	2,000	822,137
Total comprehensive income		-	-	-	-	820,137	1,387,958	2,208,095	28,385	2,236,480

Other changes in equity
Dividends		-	-	-	-	-	(455,215)	(455,215)	-	(455,215)
Dividends to hybrid bonds		-	-	-	-	-	(47,924)	(47,924)	-	(47,924)
Issuance of hybrid bonds		-	398,831	-	-	-	-	398,831	-	398,831
Loss on repayment of hybrid bonds		-	-	-	317	-	(317)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(136,647)	-	-	(136,647)	-	(136,647)
Retirement of treasury stock (Note 20)		-	-	-	136,647	-	(136,647)	-	-	-
Change in other capital adjustments		-	-	-	490	-	(465)	25	-	25
Change in other non-controlling interests		-	-	-	(60)	-	-	(60)	376,446	376,386
		-	398,831	-	747	-	(640,568)	(240,990)	376,446	135,456
Reclassification between OCI and retained earnings		-	-	-	-	(3,490)	3,490	-	-	-
Balance at March 31, 2023	~~W~~	2,969,641	4,595,799	12,095,043	(582,112)	(1,094,103)	34,714,679	52,698,947	3,096,547	55,795,494

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2024444

		March 31, 2024
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Total comprehensive income
Profit for the period		-	-	-	-	-	1,321,532	1,321,532	26,297	1,347,829
Other comprehensive income, net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(566,181)	-	(566,181)	(636)	(566,817)
Equity in other comprehensive income of associates		-	-	-	-	(10)	-	(10)	-	(10)
Foreign currency translation adjustments for foreign operations		-	-	-	-	96,558	-	96,558	398	96,956
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(42,252)	-	(42,252)	-	(42,252)
Net finance gain (loss) on insurance contract assets(liabilities)		-	-	-	-	(67,486)	-	(67,486)	-	(67,486)
Net finance gain (loss) on reinsurance contract assets (liabilities)		-	-	-	-	(1,095)	-	(1,095)	-	(1,095)
Remeasurements of defined benefit liability (asset)		-	-	-	-	(1,111)	-	(1,111)	(8)	(1,119)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,034)	-	(2,034)	-	(2,034)
Total other comprehensive income		-	-	-	-	(583,611)	-	(583,611)	(246)	(583,857)
Total comprehensive income		-	-	-	-	(583,611)	1,321,532	737,921	26,051	763,972

Other changes in equity
Dividends		-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Dividends to hybrid bonds		-	-	-	-	-	(35,736)	(35,736)	-	(35,736)
Issuance of hybrid bonds		-	398,833	-	-	-	-	398,833	-	398,833
Loss on repayment of hybrid bonds		-	-	-	102,667	-	(102,667)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(150,000)	-	-	(150,000)	-	(150,000)
Retirement of treasury stock (Note 20)		-	-	-	150,000	-	(150,053)	(53)	-	(53)
Change in other capital adjustments		-	-	-	(594)	-	(884)	(1,478)	-	(1,478)
Change in other non-controlling interests		-	-	-	-	-	-	-	(263,066)	(263,066)
		-	398,833	-	102,073	-	(558,037)	(57,131)	(263,066)	(320,197)
Reclassification between OCI and retained earnings		-	-	-	-	4,231	(4,231)	-	-	-
Balance at March 31, 2024	~~W~~	2,969,641	4,400,564	12,094,968	(556,591)	(1,653,833)	37,146,578	54,401,327	2,364,313	56,765,640

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2024 and 20234

			Three-month periods ended March 31
(In millions of won)	Note		2024(Unaudited)	2023(Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	1,347,829	1,414,343
Adjustments for:
Interest income	21		(7,190,492)	(6,492,939)
Interest expense	21		4,374,622	3,919,097
Dividend income			(79,089)	(68,472)
Corporate tax expense			442,676	442,420
Net fees and commission income (expense)			66,011	83,807
Net insurance contract income			(287,409)	(236,807)
Net insurance finance expense (income)			126,047	276,352
Net gain (loss) on financial instruments at fair value through profit or loss			(362,109)	(740,215)
Net gain (loss) on derivatives			(166,806)	(352,625)
Net gain on foreign currency translation			(125,897)	(92,537)
Net loss (gain) on financial instruments designated at fair value through profit or loss			14,510	383,660
Net gain on disposal of securities at fair value through other comprehensive income	10		(22,118)	19,158
Net loss (gain) on disposal of securities at amortized cost	10		2	(357)
Provision for allowance for credit loss	23		371,979	461,204
Employee benefits			49,511	30,560
Depreciation and other amortization	24		306,240	280,754
Other operating expense			120,589	155,020
Equity method income	12		7,599	(44,969)
Other non-operating income			274,893	(29,006)
			(2,079,241)	(2,005,895)
Changes in assets and liabilities:
Due from banks at amortized cost			362,489	(251,903)
Securities at fair value through profit or loss			(2,781,797)	(1,686,747)
Loans at fair value through profit or loss			159,213	143,741
Financial instruments designated at fair value through profit or loss			(178,403)	214,549
Derivative instruments			(45,107)	(698,186)
Loans at amortized cost			(8,582,542)	4,026,995
Insurance contract assets			9,582	39
Reinsurance contract assets			2,140	13,301
Other assets			(6,500,182)	(5,851,066)
Deposits			12,661,424	(5,848,422)
Net defined benefit liabilities			(18,506)	57,898
Provisions			(202,060)	(360,493)
Insurance contract liabilities			(268,380)	(627,004)
Reinsurance contract liabilities			11,771	8,407
Investment contract liabilities			(202,391)	183,783
Other liabilities			2,032,822	11,543,125
			(3,539,927)	868,017

Income taxes paid			(223,447)	(176,156)
Interest received			7,093,676	6,253,880
Interest paid			(3,887,868)	(2,664,730)
Dividends received			50,749	69,259
Net cash inflow from operating activities		~~W~~	(1,238,229)	3,758,718

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2024 and 20234

			Three-month periods ended March 31
(In millions of won)	Note		2024(Unaudited)	2023(Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	678,930	872,223
Acquisition of financial instruments at fair value through profit or loss			(971,704)	(1,216,492)
Decrease in financial securities at fair value through other comprehensive income			10,957,562	9,618,396
Acquisition of securities at fair value through other comprehensive income			(9,425,920)	(8,145,576)
Proceeds from disposal of securities at amortized cost			1,868,964	598,979
Acquisition of securities at amortized cost			(1,656,526)	(1,271,153)
Proceeds from disposal of property and equipment			4,201	8,382
Acquisition of property and equipment			(45,663)	(40,495)
Proceeds from disposal of intangible assets			1,581	10,211
Acquisition of intangible assets			(135,902)	(117,014)
Proceeds from disposal of investments in associates			50,674	72,490
Acquisition of investments in associates			(110,610)	(76,070)
Proceeds from disposal of investment property			5,281	141,174
Acquisition of investment property			(519)	(485)
Change in other assets			7,011	(89,382)
Proceeds from settlement of hedging derivative financial instruments			24,766	4,174
Payment of settlement of hedging derivative financial instruments			(28,960)	(9,327)
Net cash inflow (outflow)from investing activities		~~W~~	1,223,166	360,035

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	398,833	398,831
Net change in borrowings			(1,859,254)	4,519,654
Proceeds from debt securities issued			12,509,216	6,843,698
Repayments of debt securities issued			(10,171,618)	(11,176,957)
Increase in financial liabilities designated at fair value through profit or loss			-	49,993
Changes in other liabilities			(54,143)	26,082
Dividends paid			(41,809)	(58,539)
Proceeds from settlement of hedging derivative financial instruments			1,308,088	637,879
Payment of settlement of hedging derivative financial instruments			(1,307,034)	(580,511)
Acquisition of treasury stock			(150,000)	(136,647)
Costs from retirement of treasury stock			(53)	-
Increase(decrease) in non-controlling interests			(264,546)	376,404
Redemption of lease liabilities			(65,784)	(65,568)
Net cash inflow from financing activities			301,896	834,319

Effect of exchange rate changes on cash and cash equivalents held			43,857	54,051
Increase in cash and cash equivalents			330,690	5,007,123

Cash and cash equivalents at the beginning of the period	29		30,416,884	24,413,946

Cash and cash equivalents at the end of the period	29	~~W~~	30,747,574	29,421,069

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2024 and December 31, 2023 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		March 31, 2024	December 31, 2023
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	March 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co. Ltd	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd. (*2)	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance, Ltd.	〃	〃	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2024 and December 31, 2023 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		March 31, 2024	December 31, 2023
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	March 31	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	75.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	Indonesia	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) The major assets were sold to Shinhan Bank, a subsidiary company, in January 2024, and the liquidation process is in progress.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 218 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 164 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of March 31, 2024 and December 31, 2023 is as follows:

		March 31, 2024			December 31, 2023
Investees(*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	39,738,082	11,921,723	27,816,359	37,289,554	11,190,413	26,099,141
Shinhan Bank		522,725,784	489,642,307	33,083,477	508,497,276	474,966,063	33,531,213
Shinhan Card Co., Ltd.		43,747,515	35,806,126	7,941,389	43,420,162	35,365,175	8,054,987
Shinhan Securities Co., Ltd.		53,904,087	48,507,493	5,396,594	52,497,500	47,131,211	5,366,289
Shinhan Life Insurance Co., Ltd.		57,759,038	50,116,379	7,642,659	58,641,345	50,218,211	8,423,134
Shinhan Capital Co., Ltd.		13,150,700	10,937,358	2,213,342	13,018,880	10,791,281	2,227,599
Jeju Bank		7,259,373	6,675,780	583,593	7,162,714	6,626,863	535,851
Shinhan Asset Management Co., Ltd.		428,249	160,492	267,757	409,246	134,030	275,216
SHC Management Co., Ltd.		10,124	4	10,120	10,051	-	10,051
Shinhan DS		116,482	63,041	53,441	137,141	85,417	51,724
Shinhan Savings Bank		2,978,789	2,622,087	356,702	3,046,110	2,696,597	349,513
Shinhan Asset Trust Co., Ltd.		549,804	194,026	355,778	463,445	85,555	377,890
Shinhan Fund Partners		107,396	19,164	88,232	110,849	20,136	90,713
Shinhan REITs Management Co., Ltd.		73,244	8,216	65,028	72,018	9,522	62,496
Shinhan AI Co., Ltd.		33,627	854	32,773	35,674	940	34,734
Shinhan Venture Investment Co., Ltd.		179,971	93,484	86,487	171,783	90,515	81,268
Shinhan EZ General Insurance, Ltd.		253,440	125,225	128,215	261,204	131,875	129,329

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

1. Reporting entity (continued)

ii) the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024			March 31, 2023
Investees(*1)(*2)		Operating income	Net income (*3)	Com- prehensive income (loss)(*3)	Operating income	Net income (loss)(*3)	Com- prehensive income (loss)(*3)
Shinhan Financial Group (separate)	~~W~~	1,978,106	1,773,171	1,773,171	1,896,794	1,746,270	1,746,263
Shinhan Bank		12,659,857	928,849	1,068,796	11,831,839	931,633	1,442,333
Shinhan Card Co., Ltd.		1,521,890	185,647	193,843	1,360,919	167,216	170,733
Shinhan Investment Corp.		3,527,000	75,683	73,352	3,449,761	119,390	117,303
Shinhan Life Insurance Co., Ltd.		1,882,487	154,192	(612,434)	1,864,745	133,812	334,247
Shinhan Capital Co., Ltd.		358,578	64,302	64,875	329,433	92,163	87,824
Jeju Bank		95,669	4,349	1,845	87,905	3,310	9,768
Shinhan Asset Management Co., Ltd.		57,816	16,934	16,941	34,521	6,157	6,142
SHC Management Co., Ltd.		-	70	70	-	93	93
Shinhan DS		71,183	1,600	1,717	67,879	2,064	2,227
Shinhan Savings Bank		66,790	6,968	7,189	69,787	10,536	10,591
Shinhan Asset Trust Co., Ltd.		27,868	(22,042)	(22,111)	34,250	17,753	17,814
Shinhan Fund Partners		16,639	3,615	3,615	15,389	2,927	2,927
Shinhan REITs Management Co., Ltd.		4,476	2,533	2,531	2,134	(1,348)	(1,351)
Shinhan AI Co., Ltd.		-	(1,960)	(1,961)	2,628	(870)	(874)
Shinhan Venture Investment Co, Ltd.		16,888	5,220	5,219	5,752	1,300	1,300
Shinhan EZ General Insurance, Ltd.		19,115	(941)	(1,114)	7,877	(353)	(7,289)

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) It includes non-controlling interest.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These consolidated interim financial statements are prepared under K-IFRS 1034, ‘Interim Financial Reporting’ and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2023.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

3. Material accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2023, except for the following amendments that has been applied for the first time since January 1, 2024 and as described in Note 2. (b).

i) Amendment to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the company's own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company’s own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the consolidated financial statements from these amendments.

ii) Amendments to K-IFRS No. 1007, ‘Cash Flow Statement’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Supplier Finance Arrangements

The amendments add to the disclosure objectives in K-IFRS 1007, ‘Cash Flow Statement,’ that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Company’s liabilities and cash flows. The amendments also amend K-IFRS 1107, ‘Financial Instruments: Disclosures,’ to add supplier finance arrangements as an example of a requirement to disclose information about an entity’s exposure to concentrations of liquidity risk. There is no significant impact on the consolidated financial statements from these amendments.

iii) The following new and amended standards are not expected to have a significant impact on the consolidated financial statements.

- Lease Liability in a Sale and Leaseback (the K-IFRS 1116 'lease')

- Disclosure of Virtual Assets (the K-IFRS 1001 'Financial statement presentation')

(b) As of March 31, 2024, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. Consolidated entities are currently assessing the impacts of these amendments on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation even in normal conditions.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be affordable by the Group and each subsidiary, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The Committee's resolutions are as follows.

- Establish a basic risk management policy consistent with the management strategy.

- Determination of the level of risk that can be borne by the group and each subsidiary

- Approve the appropriate investment limit or loss allowance limit

- Establishment and revision of group risk management regulations and group risk council regulations

- Matters concerning risk management organizational structure and division of duties.

- Matters concerning the operation of the risk management system.

- Matters concerning the establishment of various limits and approval of excess limits

- Decisions related to the approval of the group's internal rating law for non-retail and retail credit rating systems by the Financial Supervisory Service

- Matters concerning risk disclosure policy

- Results of crisis situation analysis and related capital management plans and financing plans

- Matters deemed necessary by the board of directors

- Matters required by external regulations such as the Financial Services Commission, and matters prescribed by other regulations, guidelines, etc.

- Matters deemed necessary by the Chairperson

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk policies and strategies consistently, discuss all risk-related matters of the Group and make resolutions on matters necessary to implement the policies prescribed by the Group Risk Management Committee. The members shall be chaired by the risk management officer of the group and shall be comprised of the risk management officer of the major subsidiaries.

iii) Group risk management framework

iii-1) Risk Capital Management

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk monitoring

The Group proactively manages risks by periodically identifying risk factors that may affect the group’s business environment, through a multidimensional risk monitoring system. Each subsidiary is required to report to the Company any factors that could have a material impact on the group-level risk management, and the Company prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Group performs preemptive risk management through a “Risk Dashboard” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each gagsubsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

iii-3) Risk review

When promoting new products and new businesses and changing major policies, risk factors are reviewed by a pre-defined checklist to block reckless promotion of businesses that are not easy to judge risks and support rational decision-making.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

iii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiaries level, the Group directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the CRO as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties ,limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairman, the head of each business division and supporting division, and the head of the related departments. Apart from the RMC, the credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to credit policy decisions, separate from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer falls under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, his/her application scoring is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased since the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, there should be no excessively frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms)

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward looking information through regression estimation. To reflect internal and external economic uncertainties, the Group reviewed not only the existing 3 scenarios (‘upside’, ‘central’, and ‘downside’) but also an additional scenario, the ‘worst’ scenario for final forward-looking information.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlation between the macroeconomic variables used by the consolidated entity and the risk of default has been derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2024 and December 31, 2023 is as follows:

		March 31, 2024	December 31, 2023
Due from banks and loans at amortized cost(*1),(*3):
Banks	~~W~~	12,535,488	15,099,247
Retail		179,451,447	177,454,344
Government/Public sector/Central bank		24,437,810	21,981,065
Corporations		212,630,115	202,763,657
Card receivables		26,262,773	26,896,950
		455,317,633	444,195,263

Due from banks and loans at fair value through profit or loss(*3):
Banks		31,467	238,740
Corporations		1,622,837	1,550,565
		1,654,304	1,789,305

Securities at fair value through profit or loss		67,096,098	65,575,798
Securities at fair value through other comprehensive income		86,806,169	88,637,000
Securities at amortized cost(*1)		35,543,155	35,686,487
Derivative assets		5,443,948	4,711,421
Other financial assets(*1),(*2)		32,926,089	26,880,554
Guarantee contracts		20,522,951	18,374,287
Loan commitments and other credit liabilities		216,776,248	212,078,870
	~~W~~	922,086,595	897,928,985

(*1) The maximum exposure amount of due from banks and loans at amortized cost, securities at amortized cost and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly consist of receivables, accrued income, secured deposits, prepayment and uncollected domestic exchange settlement.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	9,625,579	2,414,021	523,493	56	-	12,563,149	(27,661)	12,535,488	29,666
Retail		160,404,033	6,365,315	8,644,538	3,769,047	1,179,307	180,362,240	(910,793)	179,451,447	130,555,032
Government/Public sector/ Central bank		21,518,852	2,842,344	80,000	239	-	24,441,435	(3,625)	24,437,810	2,500
Corporations		126,027,128	48,942,474	17,084,323	21,329,053	1,509,871	214,892,849	(2,262,734)	212,630,115	116,088,555
Card receivable		20,009,203	2,657,033	1,481,126	2,598,280	676,190	27,421,832	(1,159,059)	26,262,773	17,025
		337,584,795	63,221,187	27,813,480	27,696,675	3,365,368	459,681,505	(4,363,872)	455,317,633	246,692,778
Securities at fair value through other comprehensive income (loss) (*)		76,034,792	10,685,182	-	86,195	-	86,806,169	-	86,806,169	-
Securities at amortized cost		33,614,041	1,932,440	-	7,640	-	35,554,121	(10,966)	35,543,155	-
	~~W~~	447,233,628	75,838,809	27,813,480	27,790,510	3,365,368	582,041,795	(4,374,838)	577,666,957	246,692,778

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of March 31, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,465,770	2,260,226	392,061	80	-	15,118,137	(18,890)	15,099,247	39,768
Retail		158,067,855	6,429,281	8,934,566	3,839,919	1,054,827	178,326,448	(872,104)	177,454,344	122,490,514
Government/Public sector/ Central bank		20,226,305	1,680,151	82,000	2,952	-	21,991,408	(10,343)	21,981,065	2,500
Corporations		118,154,965	46,714,178	16,503,560	22,375,111	1,312,424	205,060,238	(2,296,581)	202,763,657	113,085,005
Card receivable		20,593,023	2,701,607	1,507,605	2,602,802	645,604	28,050,641	(1,153,691)	26,896,950	14,382
		329,507,918	59,785,443	27,419,792	28,820,864	3,012,855	448,546,872	(4,351,609)	444,195,263	235,632,169
Securities at fair value through other comprehensive income (loss) (*)		78,098,959	10,446,092	-	91,949	-	88,637,000	-	88,637,000	-
Securities at amortized cost		33,585,503	2,104,884	-	7,523	-	35,697,910	(11,423)	35,686,487	-
	~~W~~	441,192,380	72,336,419	27,419,792	28,920,336	3,012,855	572,881,782	(4,363,032)	568,518,750	235,632,169

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 38,464 million and ~~W~~ 42,477 million as of March 31, 2024 and December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	17,051,205	2,800,079	-	19,851,284
Lifetime expected credit loss		557,040	82,771	-	639,811
Impaired		-	-	31,856	31,856
		17,608,245	2,882,850	31,856	20,522,951
Loan commitment and other credit line
12-month expected credit loss		186,043,760	19,189,523	-	205,233,283
Lifetime expected credit loss		8,611,340	2,921,670	-	11,533,010
Impaired		-	-	9,955	9,955
		194,655,100	22,111,193	9,955	216,776,248
	~~W~~	212,263,345	24,994,043	41,811	237,299,199

		December 31, 2023
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	15,112,974	2,578,086	-	17,691,060
Lifetime expected credit loss		513,229	168,287	-	681,516
Impaired		-	-	1,711	1,711
		15,626,203	2,746,373	1,711	18,374,287
Loan commitment and other credit line
12-month expected credit loss		181,662,271	19,763,504	-	201,425,775
Lifetime expected credit loss		7,510,601	3,138,342	-	10,648,943
Impaired		-	-	4,152	4,152
		189,172,872	22,901,846	4,152	212,078,870
	~~W~~	204,799,075	25,648,219	5,863	230,453,157

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of grade 7 or above	Behavior scoring system of below grade 7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,013,497	-	-	-	-	-	521,991	-	12,535,488
Retail		-	-	-	-	-	-	-	179,451,447	179,451,447
Government/Public sector/Central bank		24,264,062	-	-	-	-	-	173,748	-	24,437,810
Corporations		21,030,694	61,096,969	24,470,153	48,089,248	4,970,206	6,802,921	46,169,924	-	212,630,115
Card receivable		58,431	277,989	281,771	54,946	45,231	19,090	951,263	24,574,052	26,262,773
		57,366,684	61,374,958	24,751,924	48,144,194	5,015,437	6,822,011	47,816,926	204,025,499	455,317,633
Due from banks and loans at FVTPL
Banks		31,467	-	-	-	-	-	-	-	31,467
Corporations		956,736	357,819	135,622	105,187	-	-	67,473	-	1,622,837
		988,203	357,819	135,622	105,187	-	-	67,473	-	1,654,304
Securities at fair value through profit or loss		34,291,227	3,723,098	1,670,659	1,684,751	142,996	56,774	25,526,593	-	67,096,098
Securities at fair value through other comprehensive income		30,207,576	2,948,831	779,808	1,746,788	1,725,520	30,362	49,367,284	-	86,806,169
Securities at amortized cost		11,298,429	19,966	-	395,550	284,092	-	23,545,118	-	35,543,155
		134,152,119	68,424,672	27,338,013	52,076,470	7,168,045	6,909,147	146,323,394	204,025,499	646,417,359
Off-balance accounts
Guarantees		3,150,241	10,401,770	3,533,169	122,589	157,568	94,551	2,784,472	278,591	20,522,951
Loan commitments and other liabilities related to credit		18,555,266	33,523,599	10,765,021	4,567,106	2,485,195	424,219	18,557,243	127,898,599	216,776,248
	~~W~~	21,705,507	43,925,369	14,298,190	4,689,695	2,642,763	518,770	21,341,715	128,177,190	237,299,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,677,168	-	-	-	-	-	422,079	-	15,099,247
Retail		-	-	-	-	-	-	-	177,454,344	177,454,344
Government/Public sector/Central bank		21,767,450	-	-	-	-	-	213,615	-	21,981,065
Corporations		17,974,146	58,338,956	23,517,815	47,301,730	4,823,554	6,730,886	44,076,570	-	202,763,657
Card receivable		56,507	276,256	284,905	71,169	45,769	19,810	948,359	25,194,175	26,896,950
		54,475,271	58,615,212	23,802,720	47,372,899	4,869,323	6,750,696	45,660,623	202,648,519	444,195,263
Due from banks and loans at FVTPL
Banks		30,743	-	-	49,526	99,043	-	59,428	-	238,740
Corporations		1,037,896	235,232	105,890	70,716	-	1,000	99,831	-	1,550,565
		1,068,639	235,232	105,890	120,242	99,043	1,000	159,259	-	1,789,305
Securities at fair value through profit or loss		35,228,859	3,211,188	1,175,495	1,308,223	98,864	68,630	24,484,539	-	65,575,798
Securities at fair value through other comprehensive income		30,283,670	2,934,740	734,170	1,698,290	1,774,505	31,055	51,180,570	-	88,637,000
Securities at amortized cost		11,514,420	9,961	-	354,906	284,080	-	23,523,120	-	35,686,487
		132,570,859	65,006,333	25,818,275	50,854,560	7,125,815	6,851,381	145,008,111	202,648,519	635,883,853
Off-balance accounts
Guarantees		2,518,182	9,139,168	3,504,409	119,573	152,112	60,077	2,601,841	278,925	18,374,287
Loan commitments and other liabilities related to credit		17,773,113	32,356,393	10,328,099	4,715,541	2,471,645	428,695	17,788,097	126,217,287	212,078,870
	~~W~~	20,291,295	41,495,561	13,832,508	4,835,114	2,623,757	488,772	20,389,938	126,496,212	230,453,157

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, and risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. Shinhan Financial Investment uses its own market risk calculation system to calculate historical simulation VaR and the group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard method is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel 3 standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard method of the Basel 3 standards is the method to calculate and add up sensitivity risk, bankruptcy risk, and residual risk. Sensitivity risk measures delta, vega, and coverage of general interest rates, credit spreads, stocks, general products, and foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Coverage is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure, or the underlying asset is special.

Trading position data such as transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging is automatically interfaced into measurement system. The system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for the trading department and desks, and monitors daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk(continued)

i) Market risk management from trading positions(continued)

i-2) Market risk management method(continued)

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limits and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based on IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In particular, after the bankruptcy of Silicon Valley Bank, the Group have been strengthening its ability to respond to liquidity crises by conducting crisis situation analysis using bank run scenarios for banks and savings bank subsidiaries and establishing and inspecting emergency procurement plans accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	209,405,019	45,491,017	38,387,412	79,095,005	29,349,514	2,430,880	404,158,847
Financial liabilities at fair value through profit or loss		454,397	-	-	-	-	1,794,330	2,248,727
Borrowings		17,179,945	5,623,282	6,573,502	5,722,044	15,926,250	5,413,283	56,438,306
Debt securities issued		4,427,324	8,733,448	8,570,940	17,011,430	47,977,444	3,917,163	90,637,749
Financial liabilities designated at fair value through profit or loss		882,738	1,454,811	763,653	1,869,446	1,352,345	1,357,083	7,680,076
Investment contract liabilities		65,240	38,484	21,736	545,648	715,220	-	1,386,328
Other financial liabilities		37,501,735	393,923	130,210	3,405,409	299,697	4,098,728	45,829,702
	~~W~~	269,916,398	61,734,965	54,447,453	107,648,982	95,620,470	19,011,467	608,379,735
Off balance(*3):
Guarantee contracts	~~W~~	20,522,951	-	-	-	-	-	20,522,951
Other liabilities related to loan commitments		216,776,248	-	-	-	-	-	216,776,248
	~~W~~	237,299,199	-	-	-	-	-	237,299,199

Derivatives:
Derivatives	~~W~~	415,708	(33,703)	(11,234)	(37,898)	(2,191,825)	(141,425)	(2,000,377)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of March 31, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	204,353,639	49,995,140	43,382,707	65,673,174	24,930,159	2,931,998	391,266,817
Financial liabilities at fair value through profit or loss		410,381	358	586	1,202	6,816	1,449,634	1,868,977
Borrowings		19,310,777	5,678,981	6,166,750	9,811,684	14,182,221	5,170,111	60,320,524
Debt securities issued		4,496,200	7,218,255	7,931,732	18,000,681	45,961,768	3,734,554	87,343,190
Financial liabilities designated at fair value through profit or loss		309,713	1,252,877	1,774,016	1,821,666	1,324,185	1,356,579	7,839,036
Investment contract liabilities		245,353	110,050	67,039	423,484	726,759	-	1,572,685
Other financial liabilities		39,957,559	219,656	394,997	252,445	1,637,763	808,731	43,271,151
	~~W~~	269,083,622	64,475,317	59,717,827	95,984,336	88,769,671	15,451,607	593,482,380
Off balance(*3):
Guarantee contracts	~~W~~	18,374,287	-	-	-	-	-	18,374,287
Other liabilities related to loan commitments		212,078,870	-	-	-	-	-	212,078,870
	~~W~~	230,453,157	-	-	-	-	-	230,453,157

Derivatives:
Derivatives	~~W~~	131,174	(101,655)	(335,841)	(104,002)	(1,657,294)	134,835	(1,932,783)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounted to ~~W~~158,094,511 million and ~~W~~151,177,041 million as of March 31, 2024 and December 31, 2023 are included in the ‘Less than 1 month’ category, respectively.

(*3) Usually, a maturity date exists for guarantees, loan agreements, and other credit offerings provided by the Group. However, if the counterparty requests a payment, the payment must be performed immediately; hence, it is classified as the “earliest sections that can be performed”.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of March 31, 2024, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of March 31, 2024, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical or discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2024 and December 31, 2023 are as follows:

	December 31, 2023
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	31,467	-	31,467
Loans at FVTPL		-	466,386	1,156,451	1,622,837
Securities at FVTPL:
Debt securities and other securities		11,257,662	40,804,200	14,942,116	67,003,978
Equity securities		2,324,223	-	1,661,082	3,985,305
Gold/silver deposits		92,120	-	-	92,120
		13,674,005	40,804,200	16,603,198	71,081,403
Derivative assets:
Trading		108,055	4,421,029	617,771	5,146,855
Hedging		-	297,093	-	297,093
		108,055	4,718,122	617,771	5,443,948
Securities measured at FVOCI:
Debt securities		37,942,563	48,863,606	-	86,806,169
Equity securities		794,924	-	932,859	1,727,783
		38,737,487	48,863,606	932,859	88,533,952
	~~W~~	52,519,547	94,883,781	19,310,279	166,713,607
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,797,248	-	-	1,797,248
Gold/silver deposits		451,479	-	-	451,479
		2,248,727	-	-	2,248,727
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	794,264	6,590,925	7,385,189
Debt securities issued		-	250,407	-	250,407
		-	1,044,671	6,590,925	7,635,596
Derivative liabilities:
Trading		44,899	3,928,143	696,573	4,669,615
Hedging		-	762,560	250,667	1,013,227
		44,899	4,690,703	947,240	5,682,842
	~~W~~	2,293,626	5,735,374	7,538,165	15,567,165

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	30,743	-	30,743
Loans at FVTPL		-	515,564	1,242,998	1,758,562
Securities at FVTPL:
Debt securities and other securities		11,248,555	39,736,457	14,487,080	65,472,092
Equity securities		2,253,651	-	1,597,810	3,851,461
Gold/silver deposits		103,706	-	-	103,706
		13,605,912	39,736,457	16,084,890	69,427,259
Derivative assets:
Trading		117,929	3,709,058	632,213	4,459,200
Hedging		-	252,221	-	252,221
		117,929	3,961,279	632,213	4,711,421
Securities measured at FVOCI:
Debt securities		39,111,078	49,525,922	-	88,637,000
Equity securities		725,796	-	949,183	1,674,979
		39,836,874	49,525,922	949,183	90,311,979
	~~W~~	53,560,715	93,769,965	18,909,284	166,239,964
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,449,634	-	-	1,449,634
Gold/silver deposits		419,343	-	-	419,343
		1,868,977	-	-	1,868,977
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	816,643	6,725,252	7,541,895
Debt securities issued		-	254,832	-	254,832
		-	1,071,475	6,725,252	7,796,727
Derivative liabilities:
Trading		46,578	3,369,771	783,587	4,199,936
Hedging		-	614,285	224,195	838,480
		46,578	3,984,056	1,007,782	5,038,416
	~~W~~	1,915,555	5,055,531	7,733,034	14,704,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

		March 31, 2024
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		151,358	-	96,758	(114,265)	(26,472)
Recognized in other comprehensive loss for the year		-	(16,223)	(2,763)	-	-
		151,358	(16,223)	93,995	(114,265)	(26,472)
Purchase		1,451,089	-	-	159,933	-
Issue		-	-	(1,271,005)	-	-
Settlement		(1,147,537)	(101)	1,311,337	25,198	-
Transfer to level3(*2)		18,779	-	-	1,668	-
Transfer from level3(*2)		(41,928)	-	-	38	-
Ending balance	~~W~~	17,759,649	932,859	(6,590,925)	(78,802)	(250,667)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		69,334	-	(244,146)	(15,540)	119,564
Recognized in other comprehensive income (loss) for the year		(532)	12,747	(1,907)	-	-
		68,802	12,747	(246,053)	(15,540)	119,564
Purchase		5,987,732	55,078	-	36,786	-
Issue		-	-	(6,343,080)	-	-
Settlement		(4,071,062)	(100,000)	7,794,790	(234,242)	-
Transfer to level3(*2)		299,148	29	-	-	-
Transfer from level3(*2)		(3,869)	-	-	-	-
Ending balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2024 and for the year ended December 31, 2023 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		March 31, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain on financial assets at fair value through profit or loss	~~W~~	37,093	79,945
Net loss on financial liabilities designated at fair value through profit or loss		96,758	83,301
Net other operating income		(26,472)	(26,472)
	~~W~~	107,379	136,774

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2023
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	53,794	47,708
Net gain on financial liabilities designated at fair value through profit or loss		(244,146)	96,223
Other operating expenses		119,564	119,564
	~~W~~	(70,788)	263,495

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	41,302,053	Discount rate, interest rate, stock price and etc.
			41,302,053
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		4,421,029	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			297,093
			4,718,122
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		48,863,606	Interest rate, discount rate, etc.
		~~W~~	94,883,781
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		250,407	Discount rate, volatility
Compound financial instruments		~~W~~	794,264	Underlying asset price
			1,044,671
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,928,143	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			762,560
			4,690,703
		~~W~~	5,735,374

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,282,764	Discount rate, interest rate, stock price and etc.
			40,282,764
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,709,058	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			252,221
			3,961,279
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,525,922	Interest rate, discount rate, etc.
		~~W~~	93,769,965
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,832	Discount rate, volatility
Compound financial instruments		~~W~~	816,643	Underlying asset price
			1,071,475
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,369,771	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			614,285
			3,984,056
		~~W~~	5,055,531

(*) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024
Type of financial instrument	Valuation technique	Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~ 16,098,567	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.55~84.54 0.00~30.03 -19.76~49.50 0.00 0.00
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price, Cost method	1,661,082	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	21.31~68.48 4.61~24.85 0.00 0.40~0.68
		17,759,649
Derivative assets				8.08~50.84 0.00~90.87
Equity and foreign exchange related		84,313	The volatility of the underlying asset and Correlations
Interest rates related	Option model(*1)	58,811	The volatility of the underlying asset and Correlations	0.57~0.85 -38.46~55.36
Credit and commodity related		474,647	The volatility of the underlying asset, Correlations and Hazard Rate	32.29~33.16 99.84~99.95 0.01~8.15
		617,771
Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis	932,859	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	18.01~23.18 5.11~21.75 -1.00~1.00 0.55~67.91
		~~W~~19,310,279

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2024 and December 31, 2023 are as follows (continued):

		March 31, 2024
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	6,590,925	The volatility of the underlying asset and Correlations	0.57~53.48 -42.43~80.99
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		326,243	The volatility of the underlying asset and Correlations	8.49~50.84 -42.43~90.87
Interest rates related	Option model(*1)		516,190	The volatility of the underlying asset, Regression coefficient and Correlations	0.55~1.06 0.00~2.66 -38.46~90.34
Credit and commodity related	Option model(*1)		104,807	The volatility of the underlying asset, Correlations and Hazard Rate	0.72~4.70 -19.76~49.36 0.08~4.87
			947,240
		~~W~~	7,538,165

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~	15,730,078	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	1.00~76.22 2.44~30.33 -11.62~65.74 0.00 0.00
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price, Cost method		1,597,810	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	0.51~51.57 2.61~31.73 0.00 0.51~74.30
			17,327,888
Derivative assets
Equity and foreign exchange related			97,403	The volatility of the underlying asset and Correlations	8.08~63.37 -1.74~69.79
Interest rates related	Option model(*1)		60,919	The volatility of the underlying asset and Correlations	0.19~0.68 75.14~77.30
Credit and commodity related			473,891	The volatility of the underlying asset, Correlations and Hazard Rate	34.52~41.77 99.83~99.95 0.08~3.60
			632,213
Securities at fair value through other comprehensive income			949,183
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis			The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.60~27.84 5.14~20.90 -1.00~1.00 0.55~60.71

		~~W~~	18,909,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	6,725,252	The volatility of the underlying asset and Correlations	0.26~81.98 -42.43~84.71
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		468,611	The volatility of the underlying asset and Correlations	7.58~81.98 -42.43~84.71
Interest rates related	Option model(*1)		445,572	The volatility of the underlying asset, Regression coefficient and Correlations	0.19~1.06 0.00~2.71 -38.52~90.34
Credit and commodity related	Option model(*1)		93,599	The volatility of the underlying asset, Correlations and Hazard Rate	0.26~24.67 -11.62~77.30 0.08~2.55
			1,007,782
		~~W~~	7,733,034

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2024 and December 31, 2023.

		March 31, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	44,419	(42,912)
Derivative assets		23,121	(23,388)
Securities at fair value through other comprehensive income(*2)		41,473	(31,147)
	~~W~~	109,013	(97,447)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	20,620	(19,958)
Derivative liabilities		20,837	(19,854)
	~~W~~	41,457	(39,812)

		December 31, 2023
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	45,433	(42,214)
Derivative assets		19,994	(20,386)
Securities at fair value through other comprehensive income(*2)		44,286	(33,212)
	~~W~~	109,713	(95,812)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	30,543	(29,790)
Derivative liabilities		27,561	(27,525)
	~~W~~	58,104	(57,315)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset or correlations (-10~10%p), which is the major significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate (-1~1%p), which are the major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow to be received at the discount rate considering the market interest rate and the borrower's credit risk.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities

The carrying value is used instead of fair value for reserve for retirement pension contracts in accordance with the Insurance Act and the Enforcement Rules of the Insurance Business Act, due to the difficulties with calculating expected cash flows.

Other financial assets and other financial liabilities

The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024		December 31, 2023
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	32,439,525	32,319,401	32,455,701	32,338,446

Loans measured at amortized cost		422,878,107	423,950,401	411,739,562	414,024,035

Securities measured at amortized cost:
Government bonds		22,738,065	22,041,889	22,787,609	22,182,130
Financial institution bonds		5,647,835	5,685,561	5,864,626	5,906,724
Corporation bonds		7,157,255	6,994,247	7,034,252	6,879,983
		35,543,155	34,721,697	35,686,487	34,968,837
Other financial assets		32,926,089	33,252,279	26,880,554	27,175,002
	~~W~~	523,786,876	524,243,778	506,762,304	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	158,094,511	158,094,511	151,177,041	151,177,041
Time deposits		208,060,859	208,400,189	202,106,686	202,405,752
Certificate of deposits		11,701,599	11,709,669	12,059,730	12,114,566
Issued bill deposits		8,043,294	8,042,588	7,614,701	7,614,012
CMA deposits		5,154,781	5,154,781	4,950,392	4,950,392
Others		3,424,791	3,424,745	3,604,114	3,604,031
		394,479,835	394,826,483	381,512,664	381,865,794
Borrowing debts:
Call-money		2,127,920	2,127,920	2,195,849	2,195,849
Bills sold		11,862	11,808	11,252	11,208
Bonds sold under repurchase agreements		15,858,657	15,858,657	17,312,576	17,312,576
Borrowings		37,077,710	37,004,453	37,381,675	37,322,235
		55,076,149	55,002,838	56,901,352	56,841,868
Debt securities issued:
Borrowings in Korean won		69,276,639	69,195,656	68,382,242	68,189,097
Borrowings in foreign currency		15,423,193	15,440,620	13,179,483	13,143,721
		84,699,832	84,636,276	81,561,725	81,332,818

Investment contract liabilities		1,386,328	1,386,328	1,572,685	1,572,685
Other financial liabilities		49,799,913	49,768,134	47,328,051	47,295,828
	~~W~~	585,442,057	585,620,059	568,876,477	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	319,025	32,000,376	-	32,319,401

Loans measured at amortized cost		-	1,726,294	422,224,107	423,950,401

Securities measured at amortized cost:
Government bonds		10,935,109	11,106,780	-	22,041,889
Financial institution bonds		2,044,350	3,641,211	-	5,685,561
Corporation bonds		-	6,994,247	-	6,994,247
		12,979,459	21,742,238	-	34,721,697

Other financial assets		-	20,608,357	12,643,922	33,252,279
	~~W~~	13,298,484	76,077,265	434,868,029	524,243,778
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	158,094,511	-	158,094,511
Time deposits		-	-	208,400,189	208,400,189
Certificate of deposit		-	-	11,709,669	11,709,669
Issued bill deposit		-	-	8,042,588	8,042,588
CMA deposits		-	5,154,781	-	5,154,781
Other		-	3,385,795	38,950	3,424,745
		-	166,635,087	228,191,396	394,826,483
Borrowing debts:
Call-money		-	2,127,920	-	2,127,920
Bills sold		-	-	11,808	11,808
Bonds sold under repurchase agreements		-	-	15,858,657	15,858,657
Borrowings		-	168,744	36,835,709	37,004,453
		-	2,296,664	52,706,174	55,002,838
Debts:
Borrowings in won		-	37,582,045	31,613,611	69,195,656
Borrowings in foreign currency		-	11,426,787	4,013,833	15,440,620
		-	49,008,832	35,627,444	84,636,276

Investment contract liabilities		-	-	1,386,328	1,386,328

Other financial liabilities		-	20,693,588	29,074,546	49,768,134
	~~W~~	-	238,634,171	346,985,888	585,620,059

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2024 and December 31, 2023 are as follows:

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	554,703	31,783,743	-	32,338,446

Loans measured at amortized cost		-	1,633,949	412,390,086	414,024,035

Securities measured at amortized cost:
Government bonds		10,727,244	11,454,886	-	22,182,130
Financial institution bonds		2,005,877	3,900,847	-	5,906,724
Corporation bonds		-	6,879,983	-	6,879,983
		12,733,121	22,235,716	-	34,968,837

Other financial assets		-	16,393,625	10,781,377	27,175,002
	~~W~~	13,287,824	72,047,033	423,171,463	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	151,177,041	-	151,177,041
Time deposits		-	-	202,405,752	202,405,752
Certificate of deposit		-	-	12,114,566	12,114,566
Issued bill deposit		-	-	7,614,012	7,614,012
CMA deposits		-	4,950,392	-	4,950,392
Other		-	3,565,491	38,540	3,604,031
		-	159,692,924	222,172,870	381,865,794
Borrowing debts:
Call-money		-	2,195,849	-	2,195,849
Bills sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	17,312,576	17,312,576
Borrowings		-	221,256	37,100,979	37,322,235
		-	2,417,105	54,424,763	56,841,868
Debts:
Borrowings in won		-	36,388,349	31,800,748	68,189,097
Borrowings in foreign currency		-	10,456,332	2,687,389	13,143,721
		-	46,844,681	34,488,137	81,332,818

Investment contract liabilities		-	-	1,572,685	1,572,685

Other financial liabilities		-	20,658,155	26,637,673	47,295,828
	~~W~~	-	229,612,865	339,296,128	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying value of each category of financial assets and financial liabilities as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	34,810,658	-	34,810,658
Due from banks at fair value through profit or loss		31,467	-	-	-	31,467
Securities at fair value through profit or loss		71,081,403	-	-	-	71,081,403
Derivatives assets		5,146,855	-	-	297,093	5,443,948
Loans at fair value through profit or loss		1,622,837	-	-	-	1,622,837
Loans at amortized cost		-	-	422,878,107	-	422,878,107
Securities at fair value through other comprehensive income		-	88,533,952	-	-	88,533,952
Securities at amortized cost		-	-	35,543,155	-	35,543,155
Others		-	-	32,926,089	-	32,926,089
	~~W~~	77,882,562	88,533,952	526,158,009	297,093	692,871,616

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2024 and December 31, 2023 are as follows (continued):

		March 31, 2024
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	394,479,835	-	394,479,835
Financial liabilities at fair value through profit or loss		2,248,727	-	-	-	2,248,727
Financial liabilities designated at FVTPL		-	7,635,596	-	-	7,635,596
Derivatives liabilities		4,669,615	-	-	1,013,227	5,682,842
Borrowings		-	-	55,076,149	-	55,076,149
Debt securities issued		-	-	84,699,832	-	84,699,832
Investment contract liabilities		-	-	1,386,328	-	1,386,328
Others		-	-	49,799,913	-	49,799,913
	~~W~~	6,918,342	7,635,596	585,442,057	1,013,227	601,009,222

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	34,629,251	-	34,629,251
Due from banks at fair value through profit or loss		30,743	-	-	-	30,743
Securities at fair value through profit or loss		69,427,259	-	-	-	69,427,259
Derivatives assets		4,459,200	-	-	252,221	4,711,421
Loans at fair value through profit or loss		1,758,562	-	-	-	1,758,562
Loans at amortized cost		-	-	411,739,562	-	411,739,562
Securities at fair value through other comprehensive income		-	90,311,979	-	-	90,311,979
Securities at amortized cost		-	-	35,686,487	-	35,686,487
Others		-	-	26,880,554	-	26,880,554
	~~W~~	75,675,764	90,311,979	508,935,854	252,221	675,175,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	381,512,664	-	381,512,664
Financial liabilities at fair value through profit or loss		1,868,977	-	-	-	1,868,977
Financial liabilities designated at FVTPL		-	7,796,727	-	-	7,796,727
Derivatives liabilities		4,199,936	-	-	838,480	5,038,416
Borrowings		-	-	56,901,352	-	56,901,352
Debt securities issued		-	-	81,561,725	-	81,561,725
Investment contract liabilities		-	-	1,572,685	-	1,572,685
Others		-	-	47,328,051	-	47,328,051
	~~W~~	6,068,913	7,796,727	568,876,477	838,480	583,580,597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

5. Changes in subsidiaries

There are no major subsidiaries newly included in or excluded from the consolidated financial statements for the three-month period ended March 31, 2024 and for the year ended December 31, 2023

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2024 are as follows:

Segment	Description

Banking	Credit to customers, deposits from customers, and accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and accompanying work
Insurance (*)	Life insurance business, non-life insurance business and accompanying work
Credit	Facility rental, new technology business financing and accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

(*) The Group had disclosed related information using the life insurance sales segment as a reporting segment. However, as the internal reporting method for the chief operating decision maker was changed to the insurance industry standard, from the previous period, the life insurance and non-life insurance sales segment has been integrated and redefined as the insurance segment. Accordingly, the reporting segment information for the previous term was restated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the three-month periods ended March 31, 2024 and 2023.

		March 31, 2024
		Banking	Credit card	Securities	insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	2,221,891	485,184	139,185	(35,638)	42,798	20,058	(57,608)	2,815,870
Net fees and commission income (expense)		225,763	245,460	137,394	(923)	3,884	86,634	5,189	703,401
Reversal of (provision for) for credit loss allowance		(49,696)	(224,432)	1,942	(451)	(33,463)	(66,121)	242	(371,979)
General and administrative expenses		(886,791)	(190,659)	(186,845)	(45,544)	(14,789)	(98,858)	51,249	(1,372,237)
Other operating income(expense)		(44,985)	(45,018)	(5,728)	299,135	67,888	161,502	(139,613)	293,181
Operating income(expense)		1,466,182	270,535	85,948	216,579	66,318	103,215	(140,541)	2,068,236
Equity method income (expense)		(180)	(4,224)	4,702	(37)	13,174	4,240	(25,274)	(7,599)
Income tax expense		283,215	63,934	24,383	59,326	15,166	6,425	(9,773)	442,676
Profit for the period	~~W~~	906,725	212,120	75,683	153,251	64,302	99,087	(163,339)	1,347,829
Controlling interest	~~W~~	906,491	211,528	75,689	153,251	64,302	99,087	(188,816)	1,321,532
Non-controlling interests		234	592	(6)	-	-	-	25,477	26,297

		March 31, 2023
		Banking	Credit card	Securities	insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	2,038,511	450,680	53,120	(9,679)	61,946	41,159	(61,895)	2,573,842
Net fees and commission income (expense)		195,513	198,776	115,253	(550)	5,592	90,861	(2,020)	603,425
Reversal of (provision for) for credit loss allowance		(185,208)	(191,036)	713	(4,173)	(64,059)	(17,741)	300	(461,204)
General and administrative expenses		(871,633)	(188,182)	(175,695)	(72,539)	(16,392)	(91,272)	59,787	(1,355,926)
Other operating income(expense)		19,225	(34,276)	133,816	272,668	106,517	98,949	(200,850)	396,049
Operating income(expense)		1,196,408	235,962	127,207	185,727	93,604	121,956	(204,678)	1,756,186
Equity method income (expense)		(2,733)	(340)	(5,873)	(7,412)	20,380	492	40,455	44,969
Income tax expense		299,410	45,980	46,831	40,545	21,822	30,668	(42,836)	442,420
Profit for the period	~~W~~	909,177	192,982	119,390	132,885	92,163	91,348	(123,602)	1,414,343
Controlling interest	~~W~~	909,092	192,476	119,421	132,885	92,163	91,348	(149,427)	1,387,958
Non-controlling interests		85	506	(31)	-	-	-	25,825	26,385

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of interest gains and losses from segment external customers and cross-sector interest gains and losses for the three-month periods ended March 31, 2024 and 2023.

		March 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	2,221,467	502,175	142,244	(37,272)	49,411	(4,049)	(58,106)	2,815,870
Internal transactions		424	(16,991)	(3,059)	1,634	(6,613)	24,107	498	-
	~~W~~	2,221,891	485,184	139,185	(35,638)	42,798	20,058	(57,608)	2,815,870

		March 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	2,038,107	468,617	56,414	(11,839)	64,418	20,174	(62,049)	2,573,842
Internal transactions		404	(17,937)	(3,294)	2,160	(2,472)	20,985	154	-
	~~W~~	2,038,511	450,680	53,120	(9,679)	61,946	41,159	(61,895)	2,573,842

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the three-month periods ended March 31, 2024 and 2023.

		March 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:
External customers	~~W~~	233,513	258,953	139,132	676	3,569	67,558	-	703,401
Internal transactions		(7,750)	(13,493)	(1,738)	(1,599)	315	19,076	5,189	-
	~~W~~	225,763	245,460	137,394	(923)	3,884	86,634	5,189	703,401

		March 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:
External customers	~~W~~	205,251	201,334	117,269	4,282	4,362	70,927	-	603,425
Internal transactions		(9,738)	(2,558)	(2,016)	(4,832)	1,230	19,934	(2,020)	-
	~~W~~	195,513	198,776	115,253	(550)	5,592	90,861	(2,020)	603,425

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023	Related Regulations or Acts
Due from banks in Korean won:
Reserve deposits	~~W~~	13,512,010	10,909,697	Article 55 of the Bank of Korea Act
Other deposits		1,561,940	1,633,297	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		15,073,950	12,542,994

Due from banks in foreign currency		5,275,635	7,148,169	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	20,349,585	19,691,163

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Debt instruments:
Governments	~~W~~	7,809,279	6,392,302
Financial institutions		11,452,164	12,590,217
Corporations		12,057,094	10,949,245
Stocks with put option		662,005	651,045
Equity investment with put option		5,187,689	5,019,107
Beneficiary certificates		14,798,961	14,489,698
Commercial papers		8,889,446	8,631,502
CMA		2,962,784	3,473,984
Others(*)		3,184,556	3,274,992
		67,003,978	65,472,092

Equity instruments:
Stocks		3,876,367	3,732,637
Equity investment		7,683	8,093
Others		101,255	110,731
		3,985,305	3,851,461
		70,989,283	69,323,553
Others:
Loans		1,622,837	1,758,562
Due from banks		31,467	30,743
Gold/silver deposits		92,120	103,706
	~~W~~	72,735,707	71,216,564

(*) As of March 31, 2024 and December 31, 2023, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,919,466 million and ~~W~~1,841,473 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	180,239,439	142,779,721
Currency swaps		50,670,821	45,159,344
Currency options		1,343,965	1,265,326
		232,254,225	189,204,391
Exchange traded:
Currency futures		2,521,493	2,189,413
		234,775,718	191,393,804
Interest rates related:
Over the counter:
Interest rate forwards and swaps		46,999,477	41,950,711
Interest rate options		536,557	516,577
		47,536,034	42,467,288
Exchange traded:
Interest rate futures		2,965,987	3,943,763
Interest rate swaps(*)		105,623,409	94,186,140
		108,589,396	98,129,903
		156,125,430	140,597,191
Credit related:
Over the counter:
Credit swaps		4,511,600	4,178,441

Equity related:
Over the counter:
Equity swaps and forwards		5,991,389	4,100,836
Equity options		5,002,168	3,552,337
		10,993,557	7,653,173
Exchange traded:
Equity futures		2,463,169	2,764,186
Equity options		209,595	240,603
		2,672,764	3,004,789
		13,666,321	10,657,962
Commodity related:
Over the counter:
Commodity swaps and forwards		1,047,326	1,034,225
Commodity options		-	8,000
		1,047,326	1,042,225
Exchange traded:
Commodity futures and options		157,709	93,004
		1,205,035	1,135,229
Hedge:
Currency forwards		2,255,983	2,142,233
Currency swaps		5,767,504	4,448,030
Interest rate forwards and swaps		11,987,028	12,469,580
		20,010,515	19,059,843
	~~W~~	430,294,619	367,022,470

(*) The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024		December 31, 2023
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,086,266	1,474,573	1,558,662	1,402,185
Currency swaps		1,537,893	1,741,055	1,431,614	1,206,156
Currency options		11,488	11,892	13,128	13,065
		3,635,647	3,227,520	3,003,404	2,621,406
Exchange traded:
Currency futures		519	178	30	1,102
		3,636,166	3,227,698	3,003,434	2,622,508
Interest rates related:
Over the counter:
Interest rate forwards and swaps		706,085	903,258	683,814	902,989
Interest rate options		4,281	18,327	4,011	17,038
		710,366	921,585	687,825	920,027
Exchange traded:
Interest rate futures		1,508	810	2,253	11,757
		711,874	922,395	690,078	931,784
Credit related:
Over the counter:
Credit swaps		474,231	8,860	473,582	10,366

Equity related:
Over the counter:
Equity swap and forwards		206,891	202,101	166,010	350,768
Equity options		7,664	168,698	7,137	165,834
		214,555	370,799	173,147	516,602
Exchange traded:
Equity futures		61,630	31,530	66,356	16,346
Equity options		41,792	9,327	47,167	16,735
		103,422	40,857	113,523	33,081
		317,977	411,656	286,670	549,683
Commodity related:
Over the counter:
Commodity swaps and forwards		3,985	95,947	3,314	84,957
Exchange traded:
Commodity futures and options		2,622	3,059	2,122	638
		6,607	99,006	5,436	85,595
Hedge:
Currency forwards		15,653	79,763	21,580	34,492
Currency swaps		193,560	97,688	111,024	99,093
Interest rate forwards and swaps		87,880	835,776	119,617	704,895
		297,093	1,013,227	252,221	838,480
	~~W~~	5,443,948	5,682,842	4,711,421	5,038,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2024 and 2023 are as follows:

	March 31, 2024		March 31, 2023
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	556,952	301,106
Currency swaps		(499,202)	(109,324)
Currency options		1,124	(370)
		58,874	191,412
Exchange traded:
Currency futures		86	(1,098)
		58,960	190,314
Interest rates related:
Over the counter:
Interest rate forwards and swaps		42,695	70,998
Interest rate options		468	(295)
		43,163	70,703
Exchange traded:
Interest rate futures and others		698	(5,208)
		43,861	65,495
Credit related:
Over the counter:
Credit swaps		9,791	(8,850)

Equity related:
Over the counter:
Equity swap and forwards		74,863	91,603
Equity options		(36,584)	(13,461)
		38,279	78,142
Exchange traded:
Equity futures		30,100	(75,359)
Equity options		(6,784)	59,009
		23,316	(16,350)
		61,595	61,792
Commodity related:
Over the counter:
Commodity swaps and forwards		(6,965)	46,423
Commodity options		-	586
		(6,965)	47,009
Exchange traded:
Commodity futures and options		(436)	(3,135)
		(7,401)	43,874
Hedge		(137,727)	170,799
	~~W~~	29,079	523,424

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	1,109,115	2,071,393	1,904,039	1,397,413	1,337,950	4,167,118	11,987,028
Average price condition (*1):		1.11%	2.27%	1.45%	1.76%	1.13%	0.65%	1.28%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal values:		2,157,004	1,520,945	2,227,267	914,828	2,868,586	51,295	9,739,925
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,253.97 JPY/KRW 9.46, EUR/KRW 1,390.00, GBP/KRW 1,547.95, AUD/KRW 865.53, CAD/KRW 991.06, CNY/KRW 177.98, SEK/KRW 126.18.

		December 31, 2023
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,038,263	609,182	2,143,914	804,873	1,935,599	3,937,749	12,469,580
Average price condition (*1):		0.82%	3.02%	1.64%	1.65%	1.37%	0.74%	1.18%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal values:		1,871,327	1,335,798	2,139,371	974,113	1,687,341	49,109	8,057,059
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,235.14, JPY/KRW 9.46, EUR/KRW 1,358.46, GBP/KRW 1,547.81, AUD/KRW 865.53, CAD/KRW 921.27, CNY/KRW 177.98, SEK/KRW 126.18.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,889,012	44,418,450
Financial institutions bonds		21,070,909	21,303,402
Corporate bonds and others		22,846,248	22,915,148
		86,806,169	88,637,000
Equity securities(*):
Stocks		1,581,451	1,527,182
Equity investments		2,003	2,153
Others		144,329	145,644
		1,727,783	1,674,979
		88,533,952	90,311,979
Securities at amortized cost:
Debt securities:
Government bonds		22,738,065	22,787,609
Financial institutions bonds		5,647,835	5,864,626
Corporate bonds and others		7,157,255	7,034,252
		35,543,155	35,686,487
	~~W~~	124,077,107	125,998,466

(*) Equity securities listed in the table above are classified as other comprehensive income - equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

		March 31, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit lossess	Lifetime expected credit lossess	Total	12-month expected credit lossess	Lifetime expected credit lossess	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from)to 12-month expected credit lossess		-	-	-	-	-	-
Transfer (from)to lifetime expected credit lossess		-	-	-	-	-	-
Net increase and decrease(*)		(1,825,077)	(5,754)	(1,830,831)	(143,906)	117	(143,789)
Ending balance	~~W~~	86,719,974	86,195	86,806,169	35,546,481	7,640	35,554,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit lossess	Lifetime expected credit lossess	Total	12-month expected credit lossess	Lifetime expected credit lossess	Total

Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from)to 12-month expected credit lossess		18,873	(18,873)	-	-	-	-
Transfer (from)to lifetime expected credit lossess		(47,209)	47,209	-	-	-	-
Net increase and decrease(*)		4,844,010	(3,585)	4,840,425	2,318,788	(2,992)	2,315,796
Ending balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

		March 31, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit lossess	Lifetime expected credit lossess	Total	12-month expected credit lossess	Lifetime expected credit lossess	Total
Beginning allowance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from) to 12-month expected credit lossess		-	-	-	-	-	-
Transfer to lifetime expected credit lossess		-	-	-	-	-	-
Provision (reversal)		(3,707)	176	(3,531)	(732)	(27)	(759)
Disposal and others(*)		(495)	13	(482)	300	2	302
Ending balance	~~W~~	37,366	1,098	38,464	10,851	115	10,966

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit lossess	Life time expected credit lossess	Total	12 months expected credit lossess	Life time expected credit lossess	Total

Beginning balance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from)to 12-month expected credit lossess		14	(14)	-	-	-	-
Transfer (from)to life time expected credit lossess		(111)	111	-	-	-	-
Provision (reversal)		1,573	698	2,271	(113)	(23)	(136)
Disposal and others(*)		(409)	1	(408)	637	6	643
Ending balance	~~W~~	41,568	909	42,477	11,283	140	11,423

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Gain on disposal of securities at FVOCI	~~W~~	34,578	24,247
Loss on disposal of securities at FVOCI		(12,460)	(43,405)
Gain on disposal of securities at amortized cost (*)		-	358
Loss on disposal of securities at amortized cost (*)		(2)	(1)
	~~W~~	22,116	(18,801)

(*) The disposal is due to the issuers’ early redemption options exercise.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~ 52,491 million and ~~W~~ 48,950 million, related to equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2024 and 2023, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31,2024	March 31, 2023
		Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	32,671	27,962
Cumulative net gain(loss) at the time of disposal		(4,038)	(1,712)

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2023	December 31, 2023
Retail loans	~~W~~	156,387,509	155,103,825
Corporate loans(*)		235,485,455	224,916,377
Public and other loans		4,420,922	4,427,500
Loans between banks		2,967,855	3,049,239
Credit card receivables		27,459,766	28,090,168
		426,721,507	415,587,109
Discount		(22,341)	(23,063)
Deferred loan origination costs		519,224	505,986
		427,218,390	416,070,032
Less: Allowance for credit loss		(4,340,283)	(4,330,470)
	~~W~~	422,878,107	411,739,562

(*) Included loans for solo proprietor business, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

		March 31, 2024
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857
Transfer (from) to 12 months expected credit losses		5,590,216	(5,541,991)	(48,225)	14,231	(14,181)	(50)	-
Transfer (from) to lifetime expected credit losses		(5,676,065)	5,735,607	(59,542)	(16,400)	16,684	(284)	-
Transfer (from) to credit- impaired financial assets		(217,623)	(864,051)	1,081,674	(3,057)	(9,364)	12,421	-
Net increase and decrease(*1)		11,666,483	107,173	(122,204)	6,087,841	9,657	(11,479)	17,737,471
Charge off(*2)		-	-	(355,989)	-	-	(10,142)	(366,131)
Disposal		-	(3,825)	(143,280)	-	(9)	(170)	(147,284)
Ending balance	~~W~~	368,346,364	55,506,648	3,365,378	65,491,736	248,703	158,084	493,116,913

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,049,250 million, which is written off as of March 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued ):

		December 31, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151
Transfer (from) to 12 months expected credit losses		10,108,025	(10,093,443)	(14,582)	23,476	(23,305)	(171)	-
Transfer (from) to lifetime expected credit losses		(21,544,283)	21,593,531	(49,248)	(96,073)	96,096	(23)	-
Transfer (from) to credit- impaired financial assets		(994,625)	(759,558)	1,754,183	(9,110)	(40,985)	50,095	-
Net increase and decrease(*1)		5,544,988	(203,368)	1,534,744	9,789,697	48,392	60,859	16,775,312
Charge off(*2)		-	-	(1,649,416)	-	-	(28,665)	(1,678,081)
Disposal		(56,032)	(9,302)	(641,367)	-	(5)	(1,819)	(708,525)
Ending balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,964,573 million, which is written off as of December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

		March 31, 2024
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039
Transfer (from) to 12 months expected credit losses		110,581	(109,635)	(946)	683	(666)	(17)	-
Transfer (from) to lifetime expected credit losses		(73,514)	85,981	(12,467)	(1,414)	1,500	(86)	-
Transfer (from) to credit- impaired financial assets		(15,127)	(201,211)	216,338	(445)	(2,083)	2,528	-
Provision (reversal)		(11,718)	128,415	237,210	11,391	923	(58)	366,163
Charge off		-	-	(355,989)	-	-	(10,142)	(366,131)
Amortization of discount		-	-	(8,859)	-	-	-	(8,859)
Disposal		-	(294)	(26,670)	-	-	(90)	(27,054)
Collection		-	-	86,252	-	-	1,528	87,780
Others(*)		4,863	(22,400)	(20,997)	41,578	10	1,198	4,252
Ending balance	~~W~~	1,291,059	1,553,782	1,495,442	384,744	15,334	132,829	4,873,190

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss (continued)

		December 31, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220
Transfer (from) to 12 months expected credit losses		142,018	(140,871)	(1,147)	364	(299)	(65)	-
Transfer (from) to lifetime expected credit losses		(116,457)	137,751	(21,294)	(40,026)	40,041	(15)	-
Transfer (from) to credit- impaired financial assets		(23,309)	(82,713)	106,022	(228)	(37,000)	37,228	-
Provision (reversal)		236,867	276,805	1,600,770	44,035	2,326	44,409	2,205,212
Charge off		-	-	(1,649,416)	-	-	(28,665)	(1,678,081)
Amortization of discount		-	-	(30,912)	-	-	-	(30,912)
Disposal		(36)	(426)	(96,685)	-	-	(178)	(97,325)
Collection		-	-	358,493	-	-	2,198	360,691
Others(*)		(13,146)	(3,958)	1,301	32,460	142	8,435	25,234
Ending balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates

(a) Investments in associates as of March 31, 2024 and December 31, 2023 are as follows:

Investees	Country	Reporting Date	Ownership (%)
			March 31, 2024	December 31, 2023
BNP Paribas Cardif Life Insurance (*1),(*7)	Korea	December 31, 2023	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	March 31, 2024	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	February 29, 2024	50.00	50.00
KCGI-SingA330-A Private Special Asset Investment Trust	Korea	March 31, 2024	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	March 31, 2024	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	March 31, 2024	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	March 31, 2024	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	March 31, 2024	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	March 31, 2024	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	March 31, 2024	3.13	4.41
KB NA Hickory Private Special Asset Fund	Korea	March 31, 2024	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	March 31, 2024	44.02	44.02
KDBC-Midas Dong-A Global contents Fund	Korea	March 31, 2024	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	March 31, 2024	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	March 31, 2024	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	March 31, 2024	25.00	25.00
Korea Omega Project Fund III	Korea	March 31, 2024	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	March 31, 2024	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31, 2024	23.33	23.33
KOREA FINANCE SECURITY CO., LTD (*1),(*7)	Korea	December 31, 2023	14.91	14.91
MIEL CO.,LTD. (*1), (*2)	Korea	December 31, 2023	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	March 31, 2024	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	March 31, 2024	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6	Korea	March 31, 2024	40.10	40.10
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	March 31 , 2024	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31, 2024	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	March 31, 2024	30.00	30.00
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	March 31, 2024	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	March 31, 2024	32.06	32.06
Rifa Private Real Estate Investment Trust 31	Korea	March 31, 2024	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	March 31, 2024	21.27	21.27
FuturePlay-Shinhan TechInnovation Fund 1	Korea	March 31, 2024	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	March 31, 2024	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	March 31, 2024	21.64	21.64
Korea Credit Bureau (*1),(*7)	Korea	December 31, 2023	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*7)	Korea	December 31, 2023	1.04	1.04
SBC PFV Co., Ltd. (*1),(*7),(*8)	Korea	December 31, 2023	25.00	25.00
NH-amundi global infra private fund 16	Korea	March 31, 2024	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	March 31, 2024	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*6)	Korea	March 31, 2024	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	March 31, 2024	49.50	49.50
IGIS Real-estate Private Investment Trust No.33	Korea	March 31, 2024	40.86	40.86
Goduck Gangil10 PFV Co., Ltd. (*1),(*7)	Korea	December 31, 2023	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	March 31, 2024	79.63	79.63

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2024 and December 31, 2023 are as follows:

Investees	Country	Reporting date	Ownership (%)
			March 31, 2024	December 31, 2023
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	March 31, 2024	28.70	28.70
Shinhan Healthcare Fund 2 (*7)	Korea	March 31, 2024	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	March 31, 2024	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	March 31, 2024	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	March 31, 2024	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	March 31, 2024	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	March 31, 2024	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	March 31, 2024	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	March 31, 2024	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	March 31, 2024	28.98	28.98
VS Cornerstone Fund	Korea	March 31, 2024	41.18	41.18
NH-Amundi US Infrastructure Private Fund2	Korea	March 31, 2024	25.91	25.91
Kakao-Shinhan 1st TNYT Fund	Korea	March 31, 2024	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	March 31, 2024	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	March 31, 2024	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	March 31, 2024	65.00	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	March 31, 2024	32.57	32.57
EDNCENTRAL Co.,Ltd. (*7)	Korea	March 31, 2024	13.47	13.47
Gyeonggi-Neoplux Superman Fund	Korea	March 31, 2024	21.76	21.76
NewWave 6th Fund	Korea	March 31, 2024	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	March 31, 2024	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	March 31, 2024	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	March 31, 2024	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	March 31, 2024	22.22	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	March 31, 2024	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	March 31, 2024	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	March 31, 2024	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	March 31, 2024	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	March 31, 2024	30.00	30.00
Eum Private Equity Fund No.7	Korea	March 31, 2024	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	March 31, 2024	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	March 31, 2024	36.74	36.74
Timefolio The Venture-V second	Korea	March 31, 2024	20.73	20.73
Shinhan Smilegate Global PEF I (*7)	Korea	March 31, 2024	14.21	14.21
Genesis Eco No.1 PEF	Korea	March 31, 2024	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	March 31, 2024	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	March 31, 2024	36.93	36.93
J& Moorim Jade Investment Fund	Korea	March 31, 2024	24.89	24.89
Ulmus SHC innovation investment fund	Korea	March 31, 2024	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	March 31, 2024	31.47	31.47
Fine Value POST IPO No.5 Private Equity Fund	Korea	March 31, 2024	40.00	40.00
TI First Property Private Investment Trust 1	Korea	March 31, 2024	40.00	40.00
IBKC Global Contents Investment Fund	Korea	March 31, 2024	24.39	24.39

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2024 and December 31, 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2024	December 31, 2023
Kiwoom-Shinhan Innovation Fund 2	Korea	March 31, 2024	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	March 31, 2024	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	March 31, 2024	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	March 31, 2024	76.19	76.19
JS Shinhan Private Equity Fund (*3)	Korea	March 31, 2024	3.85	3.85
Daishin Newgen New Technology Investment Fund 1(*6)	Korea	March 31, 2024	50.60	50.60
META ESG Private Equity Fund I	Korea	March 31, 2024	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	March 31, 2024	39.62	39.62
H-IOTA Fund	Korea	March 31, 2024	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	March 31, 2024	26.01	26.01
Tres-Yujin Trust	Korea	March 31, 2024	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	March 31, 2024	50.00	50.00
Capstone REITs No.26	Korea	March 31, 2024	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	March 31, 2024	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	March 31, 2024	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	March 31, 2024	31.03	31.03
KB Oaktree Trust No.3	Korea	March 31, 2024	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	March 31, 2024	48.05	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	March 31, 2024	27.93	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	March 31, 2024	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	March 31, 2024	24.85	24.85
SKS-Yozma Fund No.1	Korea	March 31, 2024	29.85	29.85
KB Distribution Private Real Estate 3-1	Korea	March 31, 2024	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	March 31, 2024	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	March 31, 2024	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	March 31, 2024	40.00	40.00
Fivetree general private equity fund No.15 (*5)	Korea	March 31, 2024	-	49.98
Shinhan-Kunicorn first Fund	Korea	March 31, 2024	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	March 31, 2024	49.18	49.18
Shinhan Simone Fund Ⅰ	Korea	March 31, 2024	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	March 31, 2024	40.00	40.00
Tiger Green alpha Trust No.29 (*4)	Korea	March 31, 2024	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	March 31, 2024	21.74	21.74
NH-Brain EV Fund	Korea	March 31, 2024	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*7)	Korea	December 31, 2023	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	March 31, 2024	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	March 31, 2024	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	March 31, 2024	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	March 31, 2024	30.30	30.30
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	March 31, 2024	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	March 31, 2024	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	March 31, 2024	32.77	32.77
Cornerstone J&M Fund I	Korea	March 31, 2024	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	December 31, 2023	20.27	20.27
DA Value-Honest New Technology Investment Fund 1	Korea	March 31, 2024	23.66	23.66
Shinhan-Ji and Tec Smart Innovation Fund	Korea	March 31, 2024	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	March 31, 2024	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	March 31, 2024	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	February 29, 2024	26.00	26.00
Shinhan Global Active REIT Co.Ltd	Korea	March 31, 2024	20.37	20.37
NH-J&-IBKC Label Technology Fund	Korea	March 31, 2024	27.81	27.81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2024and December 31, 2023are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2024	December 31, 2023
Hanyang Time Mezzanine Fund	Korea	March 31, 2024	28.57	28.57
Shinhan-isquare Venture PEF 1	Korea	March 31, 2024	40.00	40.00
Capstone Develop Frontier Trust	Korea	March 31, 2024	21.43	21.43
Nextrade Co., Ltd. (*7)	Korea	March 31, 2024	8.00	8.00
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Korea	March 31, 2024	29.10	29.10
Eventus-IBKC LIB Fund	Korea	March 31, 2024	21.88	21.88
IBKC-Behigh Fund 1st	Korea	March 31, 2024	29.73	29.73
ON No.1 Private Equity Fund	Korea	March 31, 2024	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	March 31, 2024	24.75	24.75
IBKCJS New Technology Fund No.1	Korea	March 31, 2024	29.41	29.41
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	March 31, 2024	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	March 31, 2024	28.57	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	March 31, 2024	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	March 31, 2024	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	March 31, 2024	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	March 31, 2024	34.75	34.75
Penture K-Content Investment Fund	Korea	March 31, 2024	21.96	21.96
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	March 31, 2024	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	March 31, 2024	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	March 31, 2024	48.39	48.39
Shinhan M&A-ESG Fund	Korea	March 31, 2024	23.33	23.33
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -	Korea	March 31, 2024	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	March 31, 2024	27.89	27.89
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	March 31, 2024	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	March 31, 2024	40.00	40.00
Shinhan-openwater pre-IPO Investment Trust 1	Korea	March 31, 2024	50.00	50.00
Shinhan-Eco Venture Fund 2nd	Korea	March 31, 2024	40.00	40.00
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Korea	March 31, 2024	40.00	40.00
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	March 31, 2024	22.96	22.96
Shinhan HB Wellness 1st Investment Trust	Korea	March 31, 2024	48.54	48.54
Korea real Asset Fund No.3	Korea	March 31, 2024	28.57	28.57
Timefolio Tech New Technology Investment Trust No. 1	Korea	March 31, 2024	21.18	21.18
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	March 31, 2024	28.85	31.49
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	March 31, 2024	22.99	22.99
Time Robotics New Technology Investment Trust	Korea	March 31, 2024	29.86	29.86
Ascent-welcome Tehcnology Investment Trust No.2	Korea	March 31, 2024	27.65	27.65
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	March 31, 2024	96.30	96.30
Shinhan Ulmus innovation investment fund no. 7	Korea	March 31, 2024	28.57	28.57
Consus Osansegyo No.2	Korea	March 31, 2024	50.00	50.00
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)	Korea	March 31, 2024	32.69	32.69
Shinhan AIM Private Fund of Fund 9-B	Korea	March 31, 2024	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	March 31, 2024	20.75	20.75
NH Absolute Project L General Private Investment Trust (*5)	Korea	March 31, 2024	-	26.03
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	March 31, 2024	28.56	28.56
Happy Pet Life Care New Technology Investment Association No.2	Korea	March 31, 2024	30.00	30.00
Shinhan-Soo Secondary Investment Association (*6)	Korea	March 31, 2024	77.61	77.61
Douzone Techfin Co.,Ltd	Korea	-	45.00	-
Songpa Biz-Cluster PFV Co.,Ltd (*7),(*10)	Korea	-	27.40	-
Planeta PTE LTD	Korea	March 31, 2024	33.33	-

(*1) The most recent financial statements available are used for the equity method since the financial statements as of March 31, 2024 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before March 31, 2024. Also, it has been reclassified into the investments in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2024and December 31, 2023are as follows (continued):

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

		March 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(2,401)	52	-	36,923
Shinhan-Neoplux Energy Newbiz Fund		22,358	(3,420)	3,341	-	-	22,279
Shinhan-Albatross tech investment Fund		15,499	-	10,379	-	-	25,878
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(153)	86	-	-	4,542
VOGO Debt Strategy Qualified IV Private		6,532	(761)	100	-	-	5,871
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(569)	-	-	2,982
ShinHan – Soo Young Entrepreneur Venture Investment Fund No.1		4,862	-	8,004	-	-	12,866
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	(1)	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19(*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1(*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(1,093)	265	-	-	23,268
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	-	-	-	-	18,799
KDBC-Midas Dong-A Global contents Fund		4,288	-	5	-	-	4,293
Shinhan-Nvestor Liquidity Solution Fund		6,088	-	(90)	-	-	5,998
Shinhan AIM FoF Fund 1-A		9,635	(283)	309	-	-	9,661
IGIS Global Credit Fund 150-1		4,286	(217)	403	-	-	4,472
Korea Omega Project Fund III		3,696	-	(170)	-	-	3,526
Genesis North America Power Company No.1 PEF		6,358	(1,190)	(575)	-	-	4,593
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	-	8,336	-	-	49,100
Korea Finance Security		3,245	-	97	(1)	-	3,341
MIEL CO.,LTD (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	-	259	-	-	46,631
Kiwoom-Shinhan Innovation Fund I		7,854	-	40	-	-	7,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		March 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Asset Global CRE Debt Private Fund No.6	~~W~~	54,881	(1,730)	1,231	-	-	54,382
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	-	-	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(80)	72	-	-	7,246
NH-Amundi Global Infrastructure Trust 14		18,728	(611)	611	-	-	18,728
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	-	824	-	-	36,089
Milestone Private Real Estate Fund 3		17,615	-	252	-	-	17,867
-Rifa Private Real Estate Investment Trust 31		6,889	-	(126)	-	-	6,763
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	-	64	-	-	3,202
FuturePlay-Shinhan TechInnovation Fund 1		7,847	-	(678)	-	-	7,169
Stonebridge Corporate 1st Fund		4,142	-	(20)	-	-	4,122
Vogo Realty Partners Private Real Estate Fund V		10,792	(84)	95	-	-	10,803
Korea Credit Bureau		6,738	(45)	(1,102)	-	-	5,591
Goduck Gangil1 PFV Co., Ltd.		180	-	34	-	-	214
SBC PFV Co., Ltd.		30,774	8,750	(1,056)	-	-	38,468
NH-amundi global infra private fund 16		50,652	-	(214)	-	-	50,438
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(8,110)	3,341	-	-	240,003
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(4,010)	1,092	-	-	15,192
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	261	-	-	4,175
IGIS Real-estate Private Investment Trust No.33		15,271	(258)	285	-	-	15,298
Goduck Gangil10 PFV Co., Ltd.		5,081	-	(1,883)	-	-	3,198
Fidelis Global Private Real Estate Trust No.2		551	-	(1)	-	-	550
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	(1,477)	1,430	-	-	48,572

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		March 31, 2024
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Healthcare Fund 2(*)	~~W~~	-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	-	1,297	-	-	27,975
Shinhan AIM Real Estate Fund No.1		51,873	-	(51,873)	-	-	-
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(228)	1,371	-	-	35,924
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	413	-	-	20,466
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,238)	284	-	-	14,562
Korea Omega-Shinhan Project Fund I		11,630	(1,257)	327	-	-	10,700
Samsung SRA Real Estate Professional Private 45		31,432	-	922	-	-	32,354
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	-	299	-	-	32,595
VS Cornerstone Fund		3,280	-	(1)	-	-	3,279
NH-Amundi US Infrastructure Private Fund2		29,725	(1,159)	507	-	-	29,073
Kakao-Shinchan 1st TNYT Fund		19,866	-	(215)	-	-	19,651
Pacific Private Placement Real Estate Fund No.40		11,624	-	186	-	-	11,810
Mastern Private Real Estate Loan Fund No.2		3,040	(828)	121	-	-	2,333
LB Scotland Amazon Fulfillment Center Fund 29		30,928	1,246	(766)	-	-	31,408
JR AMC Hungary Budapest Office Fund 16		12,687	-	544	-	-	13,231
EDNCENTRAL Co.,Ltd (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(147)	-	-	4,909
NewWave 6th Fund		13,716	(822)	7	-	-	12,901
Neoplux No.3 Private Equity Fund		18,981	(4)	(120)	-	-	18,857
PCC Amberstone Private Equity Fund I		17,258	(1,900)	(203)	-	-	15,155
KIAMCO POWERLOAN TRUST 4TH		45,099	(596)	(1,002)	-	-	43,501
Mastern Opportunity Seeking Real Estate Fund II		13,135	-	(102)	-	-	13,033
Neoplux Market-Frontier Secondary Fund		10,427	(2,382)	1,467	-	-	9,512
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(36)	539	-	-	10,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		March 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	6,836	(580)	273	-	-	6,529
SHINHAN-NEO Core Industrial Technology Fund		13,616	-	(58)	-	-	13,558
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(819)	245	-	-	22,782
Eum Private Equity Fund No.7		9,166	-	(32)	-	-	9,134
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	443	-	-	3,789
Vogo Canister Professional Trust Private Fund I		45,871	(24)	1,367	-	-	47,214
Timefolio The Venture-V second		5,801	(3,200)	398	-	-	2,999
Shinhan Smilegate Global PEF I		3,801	-	600	-	-	4,401
Genesis Eco No.1 PEF		11,219	-	(91)	-	-	11,128
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(6,021)	1,361	-	-	28,010
NH-Synergy Core Industrial New Technology Fund		6,439	(4,557)	(146)	-	-	1,736
J& Moorim Jade Investment Fund		4,920	-	13	-	-	4,933
Ulmus SHC innovation investment fund		5,543	(1,150)	(349)	-	-	4,044
T Core Industrial Technology 1st Venture PEF		4,254	-	(579)	-	-	3,675
Fine Value POST IPO No.5 Private Equity Fund		3,766	-	80	-	-	3,846
TI First Property Private Investment Trust 1		3,102	(102)	50	-	-	3,050
IBKC Global Contents Investment Fund		4,701	-	69	-	-	4,770
Kiwoom-Shinhan Innovation Fund 2		9,165	3,000	(324)			11,841
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	-	(26)	-	-	3,269
SJ ESG Innovative Growth Fund		4,198	-	-	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund		4,768	-	(99)	-	-	4,669
JS Shinhan Private Equity Fund		4,933	-	(15)	-	-	4,918
Daishin Newgen New Technology Investment Fund 1st		6,082	-	(460)	-	-	5,622
META ESG Private Equity Fund I		5,771	-	(47)	-	-	5,724

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		March 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	45,210	9,113	(215)	-	-	54,108
H-IOTA Fund		9,524	-	(25)	-	-	9,499

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

	March 31, 2024
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Stonebridge-Shinhan Unicorn Secondary Fund	7,427	3,080	(173)	-	-	10,334
Tres-Yujin Trust	10,359	-	1,335	-	-	11,694
Shinhan-Time mezzanine blind Fund	14,121	-	2,052	-	-	16,173
Capstone REITs No.26	5,750	-	(482)	-	-	5,268
JB Incheon-Bucheon REITS No.54	4,978	-	(3)	-	-	4,975
Hankook Smart Real Asset Investment Trust No.3	7,668	-	34	-	-	7,702
JB Hwaseong-Hadong REITs No.53	4,983	-	(2)	-	-	4,981
KB Oaktree Trust No.3	8,668	459	267	-	-	9,394
Daehan No.36 Office Asset Management Company	22,482	-	1,115	-	-	23,597
Rhinos Premier Mezzanine Private Investment Fund No.1	3,056	-	54	-	-	3,110
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	62,769	3,957	623	-	-	67,349
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	41,434	(459)	409	-	-	41,384
SKS-Yozma Fund No.1	3,455	(1,080)	(31)	-	-	2,344
KB Distribution Private Real Estate 3-1	25,976	-	(251)	-	-	25,725
Pacific Private Investment Trust No.49-1	27,377	-	671	-	-	28,048
KIWOOM Real estate private placement fund for normal investors No. 31	8,558	-	173	-	-	8,731
RIFA Real estate private placement fund for normal investoes No. 51	5,731	-	6	-	-	5,737
Fivetree general private equity fund No.15	12,572	(12,572)	-	-	-	-
Shinhan-Kunicorn first Fund	9,626	-	(51)	-	-	9,575
Shinhan-Quantum Startup Fund	3,986	-	(31)			3,955
Shinhan Simone FundⅠ	4,837	(769)	(8)	-	-	4,060
Korea Investment develop seed Trust No.1	9,532	(219)	270	-	-	9,583
Tiger Green alpah Trust No.29	28,573	985	739	-	-	30,297
STIC ALT Global II Private Equity Fund	9,504	(217)	190	-	-	9,477
NH-Brain EV Fund	11,125	-	351	-	-	11,476
DDI LVC Master Real Estate Investment Trust Co., Ltd.	6,583	-	(64)	-	-	6,519
Leverent-Frontier 4th Venture PEF	3,294	-	(1,052)	-	-	2,242
Find-Green New Deal 2nd Equity Fund	4,465	-	(3)	-	-	4,462
ShinhanFitrin 1st Technology Business Investment Association	4,519	-	4	-	-	4,523
Koramco Private Real Estate Fund 143	6,667	-	2	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1	10,016	-	281	-	-	10,297
LB YoungNam Logistics Private Trust No.40	9,782	-	153	-	-	9,935
Shinhan-Cognitive Start-up Fund L.P.	5,329	-	473	-	-	5,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		March 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cornerstone J&M Fund I	~~W~~	3,488	-	(19)	-	-	3,469
Logisvalley Shinhan REIT Co.,Ltd.		3,598	-	(33)	-	-	3,565
DA Value-Honest New Technology Investment Fund 1		4,099	(1,078)	(343)	-	-	2,678
Shinhan-Ji and Tec Smart Innovation Fund		9,977	-	90	-	-	10,067
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,968	-	(52)	-	-	6,916
Korea Investment Green Newdeal Infra Trust No.1		10,257	-	(17)	-	-	10,240
BTS 2nd Private Equity Fund		6,342	2,340	(49)	-	-	8,633
Shinhan Global Active REIT Co.Ltd.		18,997	-	-	-	-	18,997
NH-J&-IBKC Label Technology Fund		9,747	-	(26)	-	-	9,721
Hanyang Time Mezzanine Fund		3,012	-	(28)	-	-	2,984
Shinhan-isquare Venture PEF 1		4,286	-	98	-	-	4,384
Capstone Develop Frontier Trust		7,547	-	41	-	-	7,588
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(144)	55	-	-	4,746
Eventus-IBKC LIB Fund		6,632	-	135	-	-	6,767
IBKC-Behigh Fund 1st		3,219	-	(17)	-	-	3,202
ON No.1 Private Equity Fund		5,321	-	130	-	-	5,451
Digital New Deal Kappa Private Equity Fund		4,845	-	(25)	-	-	4,820
IBKCJS New Technology Fund No.1		6,130	(2,418)	(875)	-	-	2,837
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	-	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(320)	381	-	-	12,074
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	19	-	-	3,129
TogetherKorea Private Investment Trust No. 6		5,270	-	39	-	-	5,309
TogetherKorea Private Investment Trust No. 7		5,270	-	39	-	-	5,309
Kiwoom Material Part Equipment New Technology Investment Fund No.3		4,180	-	179	-	-	4,359
Penture K-Content Investment Fund		5,622	-	(68)	-	-	5,554
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	3,563	(424)	-	-	11,108
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(131)	63	-	-	5,039
Shinhan-timefolio Bio Development Investment Fund		5,927	-	(71)	-	-	5,856
Shinhan M&A-ESG Fund		4,169	-	(66)	-	-	4,103
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		10,574	(73)	(831)	-	-	9,670

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		March 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDBC meta-enter New Technology investment fund	~~W~~	6,940	-	(36)	-	-	6,904
Shinhan Time Secondary Blind New Technology Investment Trust		4,754	-	(39)	-	-	4,715
Shinhan DS Secondary Investment Fund		7,477	(3,129)	(2,099)	-	-	2,249
Shinhan-openwater pre-IPO Investment Trust 1		4,973	-	(109)	-	-	4,864
Shinhan-Eco Venture Fund 2nd		3,610	400	(26)	-	-	3,984
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		3,154	1,600	(47)	-	-	4,707
Hantoo Shinhan Lake K-beauty Technology Investment Trust		9,969	-	133	-	-	10,102
Shinhan HB Wellness 1st Investment Trust		4,992	-	(4)	-	-	4,988
Korea real Asset Fund No.3		9,315	3,298	(823)	-	-	11,790
Timefolio Tech New Technology Investment Trust No.1		2,993	-	12	-	-	3,005
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		23,131	(2,851)	(62)	-	-	20,218
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		4,536	-	(575)	-	-	3,961
Time Robotics New Technology Investment Trust		3,966	-	(15)	-	-	3,951
Ascent-welcome Tehcnology Investment Trust No.2		8,771	-	204	-	-	8,975
Igis General PE Real Estate Investment Trust 517-1		51,736	-	(171)	-	-	51,565
Shinhan Ulmus innovation investment fund no. 7		3,000	-	2	-	-	3,002
Consus Osansegyo No.2		8,104	-	(94)	-	-	8,010
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(128)	(244)	-	-	7,450
Shinhan AIM Private Fund of Fund 9-B		24,018	1,011	342	-	-	25,371
Shinhan General Private Real Estate Investment Trust No.3		7,838	(75)	74	-	-	7,837
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	369	-	-	6,363
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(326)	-	-	3,130
Shinhan-Soo Secondary Investment Association		5,249	-	(31)	-	-	5,218
Douzone Techfin Co.,Ltd		-	27,000	-	-	-	27,000
Songpa Biz-Cluster PFV Co.,Ltd		-	13,700	-	-	-	13,700
Planeta PTE LTD		-	11,341	-	-	-	11,341
Others		204,236	(10,543)	1,601	(65)	-	195,229
Total	~~W~~	2,692,031	41	(7,599)	(14)	-	2,684,459
(*) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	30,169	-	920	8,183	-	39,272
Partners 4th Growth Investment Fund		13,542	(13,542)	-	-	-	-
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		20,837	-	1,521	-	-	22,358
Shinhan-Albatross tech investment Fund		12,253	(1,500)	4,618	128	-	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		4,232	-	377	-	-	4,609
VOGO Debt Strategy Qualified IV Private		6,085	50	397	-	-	6,532
Shinhan -Midas Dong-A Secondary Fund		4,431	-	(130)	-	-	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,414	(864)	1,312	-	-	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	-	1	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*1)		3,961	-	(136)	-	(3,825)	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,339	(11,436)	1,193	-	-	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	482	-	-	18,799
Hermes Private Investment Equity Fund		5,562	(5,562)	-	-	-	-
KDBC-Midas Dong-A Global contents Fund		4,277	-	11	-	-	4,288
Shinhan-Nvestor Liquidity Solution Fund		6,438	(265)	(85)	-	-	6,088
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	1,178	-	-	9,635
IGIS Global Credit Fund 150-1		4,692	(803)	397	-	-	4,286
Partner One Value up I Private Equity Fund		5,144	(5,144)	-	-	-	-
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	-	-	-
Korea Omega Project Fund III		3,674	-	22	-	-	3,696
Genesis North America Power Company No.1 PEF		8,118	(4,384)	2,624	-	-	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	8,115	-	-	40,764
KOREA FINANCE SECURITY CO., LTD		2,411	-	(169)	1,003	-	3,245
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	769	-	-	46,372

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	9,441	(1,425)	(162)	-	-	7,854
Midas Asset Global CRE Debt Private Fund No.6		57,029	(8,663)	6,515	-	-	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	795	1,744	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	1,026	-	-	7,254
NH-Amundi Global Infrastructure Trust 14		20,975	(3,086)	839	-	-	18,728
Jarvis Memorial Private Investment Trust 1		9,786	(10,642)	856	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	(683)	2,591	-	-	35,265
Milestone Private Real Estate Fund 3		19,071	563	(2,019)	-	-	17,615
Rifa Private Real Estate Investment Trust 31		7,364	-	(475)	-	-	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	(2,675)	2,844	-	-	3,138
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(3,231)	-	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		6,916	-	931	-	-	7,847
Stonebridge Corporate 1st Fund		3,622	-	520	-	-	4,142
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	255	-	-	10,792
Korea Credit Bureau		5,039	(90)	1,789	-	-	6,738
Goduck Gangil1 PFV Co., Ltd.		60	-	120	-	-	180
SBC PFV Co., Ltd.		28,468	3,750	(1,444)	-	-	30,774
NH-amundi global infra private fund 16		56,211	(1,299)	(4,260)	-	-	50,652
IMM Global Private Equity Fund		147,384	(147,384)	-	-	-	-
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(32,093)	13,813	-	-	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(5,882)	1,309	-	-	18,110
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	420	-	-	3,914
BNW Tech-Innovation Private Equity Fund		5,833	(5,833)	-	-	-	-
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	1,079	-	-	15,271
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	-	-	-
Goduck Gangil10 PFV Co., Ltd.		3,236	-	1,845	-	-	5,081

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2	~~W~~	21,945	-	(9,925)	-	(11,469)	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(5,864)	6,056	-	-	48,619
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		25,243	-	1,435	-	-	26,678
Shinhan AIM Real Estate Fund No.1		44,642	6,586	645	-	-	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(916)	3,070	-	-	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	3	754	-	-	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,618)	536	-	-	17,516
Korea Omega-Shinhan Project Fund I		10,022	-	1,608	-	-	11,630
Samsung SRA Real Estate Professional Private 45[FoFs]		21,650	8,487	1,295	-	-	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	(2,303)	1,187	-	-	32,296
VS Cornerstone Fund		3,335	-	(55)	-	-	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	-	-	-
NH-Amundi US Infrastructure Private Fund2		31,941	(4,395)	2,179	-	-	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,360)	341	-	-	2,313
Kakao-Shinhan 1st TNYT Fund		21,330	-	(1,464)	-	-	19,866
Pacific Private Placement Real Estate Fund No.40		11,622	(748)	750	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	332	-	-	3,040
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	3,044	-	-	30,928
JR AMC Hungary Budapest Office Fund 16		12,457	(773)	1,003	-	-	12,687
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		4,251	(889)	(682)	-	-	2,680
Gyeonggi-Neoplux Superman Fund		5,467	-	(411)	-	-	5,056
NewWave 6th Fund		13,540	-	176	-	-	13,716

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No.3 Private Equity Fund	~~W~~	20,454	(4)	(1,469)	-	-	18,981
PCC Amberstone Private Equity Fund I		18,785	(2,425)	898	-	-	17,258
KIAMCO POWERLOAN TRUST 4TH		43,524	(2,306)	3,881	-	-	45,099
Mastern Opportunity Seeking Real Estate Fund II		14,710	(4,029)	2,454	-	-	13,135
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	-	-	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	-	-	-
Neoplux Market-Frontier Secondary Fund		13,960	(3,673)	140	-	-	10,427
Harvest Private Equity Fund II		3,139	(26)	(135)	-	-	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(145)	(172)	-	-	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,727	(220)	329	-	-	6,836
SHINHAN-NEO Core Industrial Technology Fund		9,409	-	4,207	-	-	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(2,542)	874	-	-	23,356
SIMONE Mezzanine Fund No.3		3,017	(1,965)	150	-	-	1,202
Eum Private Equity Fund No.7		9,170	-	(4)	-	-	9,166
Kiwoom Hero No.4 Private Equity Fund		3,517	-	(75)	-	-	3,442
Vogo Canister Professional Trust Private Fund I		46,329	(3,075)	2,617	-	-	45,871
SW-S Fund		7,248	(11,177)	3,929	-	-	-
CL Buyout 1st PEF		12,842	(20,216)	7,374	-	-	-
Timefolio The Venture-V second		4,096	-	1,705	-	-	5,801

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Newlake Growth Capital Partners2 PEF	~~W~~	12,496	(12,496)	-	-	-	-
Shinhan Smilegate Global PEF I		3,771	-	30	-	-	3,801
Genesis Eco No.1 PEF		11,418	-	(199)	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(6,020)	-	-	32,670
NH-Synergy Core Industrial New Technology Fund		6,377	-	62	-	-	6,439
J& Moorim Jade Investment Fund		5,434	(787)	273	-	-	4,920
Helios-KDBC Digital Contents 1st		3,356	(1,457)	357	-	-	2,256
Ulmus SHC innovation investment fund		4,886	-	657	-	-	5,543
Mirae Asset Partners X Private Equity Fund		7,792	(7,792)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

	December 31, 2023
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
T Core Industrial Technology 1st Venture PEF	4,529	-	(275)	-	-	4,254
Curious Finale Corporate Recovery Private Equity Fund	3,591	(3,636)	45	-	-	-
Fine Value POST IPO No.5 Private Equity Fund	2,270	-	1,496	-	-	3,766
TI First Property Private Investment Trust 1	3,127	(203)	178	-	-	3,102
MPLUS Professional Private Real Estate Fund 25	4,231	-	(1,873)	-	-	2,358
IBKC Global Contents Investment Fund	4,552	-	149	-	-	4,701
Premier Luminous Private Equity Fund	8,966	(12,439)	3,473	-	-	-
Hanyang-Meritz 1 Fund	3,466	(689)	204	-	-	2,981
Kiwoom-Shinhan Innovation Fund 2	11,271	(4,434)	2,328	-	-	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund	1,895	1,500	(100)	-	-	3,295
Maple Mobility Fund	16,859	(16,859)	-	-	-	-
SJ ESG Innovative Growth Fund	4,197	-	1	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund	5,057	-	(289)	-	-	4,768
JS Shinhan Private Equity Fund	4,953	-	(20)	-	-	4,933
NH Kyobo AI Solution Investment Fund	3,288	(4,138)	850	-	-	-
Daishin Newgen New Technology Investment Fund 1st	5,704	-	378	-	-	6,082
META ESG Private Equity Fund I	5,857	-	(86)	-	-	5,771
SWFV FUND-1	9,128	(9,433)	305	-	-	-
PHAROS DK FUND	3,835	(1,413)	40	-	-	2,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	26,926	18,258	26	-	-	45,210
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	(239)	140	-	-	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,579)	-	-	7,427
Tres-Yujin Trust		10,004	-	355	-	-	10,359
Shinhan-Time mezzanine blind Fund		13,312	-	809	-	-	14,121
Capstone REITs No.26		3,852	(300)	2,198	-	-	5,750
JB Incheon-Bucheon REITS No.54		4,989	-	(11)	-	-	4,978
Hankook Smart Real Asset Investment Trust No.3		6,993	-	675	-	-	7,668
JB Hwaseong-Hadong REITs No.53		4,991	-	(8)	-	-	4,983
KB Oaktree Trust No.3		8,605	(771)	834	-	-	8,668
Daehan No.36 Office Asset Management Company		22,058	-	424	-	-	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		2,873	-	183	-	-	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	3,369	2,066	-	-	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	36	827	-	-	41,434
SKS-Yozma Fund No.1		6,599	(4,140)	996	-	-	3,455
IBKC-METIS Global Contents Investment Fund		4,550	(3,921)	(629)	-	-	-
Keistone Unicorn Private Equity Fund		6,249	(6,249)	-	-	-	-
KB Distribution Private Real Estate 3-1		26,651	-	(675)	-	-	25,976
Pacific Private Investment Trust No.49-1		28,641	-	(1,264)	-	-	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(518)	518	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		5,726	(340)	345	-	-	5,731
Fivetree general private equity fund No.15		12,281	(489)	780	-	-	12,572
Shinhan-Kunicorn first Fund		9,831	-	(205)	-	-	9,626
Harvest Fund No.3		15,854	(15,854)	-	-	-	-
Shinhan-Quantum Startup Fund		1,119	3,000	(133)	-	-	3,986
Shinhan Simone Fund Ⅰ		4,796	-	41	-	-	4,837
Korea Investment develop seed Trust No.1		10,242	(901)	191	-	-	9,532
Tiger Green alpha Trust No.29		26,806	(588)	2,355	-	-	28,573
STIC ALT Global II Private Equity Fund		9,859	(218)	(137)	-	-	9,504
NH-Brain EV Fund		11,592	-	(467)	-	-	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(272)	-	-	6,583
Leverent-Frontier 4th Venture PEF		2,964	-	330	-	-	3,294
Find-Green New Deal 2nd Equity Fund		4,508	-	(43)	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	82	-	-	4,519
PARATUS No.3 Private Equity Fund		4,936	(4,936)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	3,003	(3,003)	-	-	-	-
Koramco Private Real Estate Fund 143		3,030	3,636	1	-	-	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		9,885	(1,169)	1,300	-	-	10,016
LB YoungNam Logistics Private Trust No.40		9,748	(600)	634	-	-	9,782
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	428	-	-	5,329
IGEN2022 No.1 private Equity Fund		9,045	(9,045)	-	-	-	-
Cornerstone J&M Fund I		3,561	-	(73)	-	-	3,488
Logisvalley Shinhan REIT Co.,Ltd.		3,804	-	(206)	-	-	3,598
DA Value-Honest New Technology Investment Fund 1		2,663	(1,145)	2,581	-	-	4,099
KDB Investment Global Healthcare Private Equity Fund I		34,468	(34,468)	-	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		2,587	7,800	(410)	-	-	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	5,400	(208)	-	-	6,968
Korea Investment Green Newdeal Infra Trust No.1		5,714	4,537	6	-	-	10,257
BTS 2nd Private Equity Fund		3,772	2,860	(290)	-	-	6,342
Shinhan Global Active REIT Co.Ltd.		19,222	(69)	(156)	-	-	18,997
NH-J&-IBKC Label Technology Fund		9,866	-	(119)	-	-	9,747
Hanyang Time Mezzanine Fund		3,000	-	12	-	-	3,012
IMM Global Venture Opportunity, LP		3,115	(3,115)	-	-	-	-
Shinhan-isquare Venture PEF 1		497	4,000	(211)	-	-	4,286
Capstone Develop Frontier Trust		6,857	(565)	1,255	-	-	7,547
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,011)	-	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	-	234	-	-	4,835
Eventus-IBKC LIB Fund		6,035	-	597	-	-	6,632
NH-Daishin-Kyobo healthcare 1 Fund		3,948	(3,948)	-	-	-	-
IBKC-Behigh Fund 1st		3,268	-	(49)	-	-	3,219
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	(3,956)	-	-	-	-
ON No.1 Private Equity Fund		5,362	-	(41)	-	-	5,321
Digital New Deal Kappa Private Equity Fund		4,946	-	(101)	-	-	4,845
IBKCJS New Technology Fund No.1		-	5,000	1,130	-	-	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		-	10,000	(197)	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		-	11,014	999	-	-	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		-	3,000	171	-	-	3,171
TogetherKorea Private Investment Trust No. 6		-	5,122	148	-	-	5,270
TogetherKorea Private Investment Trust No. 7		-	5,122	148	-	-	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		-	4,000	180	-	-	4,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Penture K-Content Investment Fund	~~W~~	-	6,000	(378)	-	-	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		-	7,838	131	-	-	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		-	4,740	367	-	-	5,107
Shinhan-timefolio Bio Development Investment Fund		-	6,000	(73)	-	-	5,927
Shinhan M&A-ESG Fund		-	4,354	(185)	-	-	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		-	9,565	1,009	-	-	10,574
KDBC meta-enter New Technology investment fund		-	7,000	(60)	-	-	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		-	4,750	4	-	-	4,754
Shinhan DS Secondary Investment Fund		-	1,815	5,662	-	-	7,477
Shinhan-openwater pre-IPO Investment Trust 1		-	5,000	(27)	-	-	4,973
Shinhan-Eco Venture Fund 2nd		-	3,650	(40)	-	-	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		-	3,200	(46)	-	-	3,154
Hantoo Shinhan Lake K-beauty Technology Investment Trust		-	10,000	(31)	-	-	9,969
Shinhan HB Wellness 1st Investment Trust		-	5,000	(8)	-	-	4,992
Korea real Asset Fund No.3		-	9,370	(55)	-	-	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		-	23,900	(769)	-	-	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		-	4,000	536	-	-	4,536
Time Robotics New Technology Investment Trust		-	4,000	(34)	-	-	3,966
Ascent-welcome Tehcnology Investment Trust No.2		-	9,000	(229)	-	-	8,771
Igis General PE Real Estate Investment Trust 517-1		-	52,000	(264)	-	-	51,736
Consus Osansegyo No.2		-	8,000	104	-	-	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		-	8,500	(678)	-	-	7,822
Shinhan AIM Private Fund of Fund 9-B		-	23,036	982	-	-	24,018
Shinhan General Private Real Estate Investment Trust No.3		-	7,721	117	-	-	7,838
NH Absolute Project L General Private Investment Trust		-	4,488	405	-	-	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		-	6,000	(6)	-	-	5,994
Happy Pet Life Care New Technology Investment Association No.2		-	3,000	456	-	-	3,456
Shinhan-Soo Secondary Investment Association		-	5,250	(1)	-	-	5,249
Others		225,498	(39,576)	4,942	424	(289)	190,999
	~~W~~	2,904,474	(331,686)	125,088	9,738	(15,583)	2,692,031

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows (continued):

(*2) For the year ended December 31, 2023 it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Securities sold:
Stocks	~~W~~	627,984	628,225
Bonds		778,375	477,626
Others		390,889	343,783
		1,797,248	1,449,634
Gold/silver deposits		451,479	419,343
	~~W~~	2,248,727	1,868,977

14. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023	Reason for designation
Equity-linked securities sold	~~W~~	5,245,859	5,610,256	Combined financial instrument
Securities sold with embedded derivatives		2,139,330	1,931,639
Debt securities issued		250,407	254,832	Fair value measurement and management
	~~W~~	7,635,596	7,796,727

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 7,635,596 million as of March 31, 2024. Decrease in values of the liability due to credit risk changes is ~~W~~ 2,764 million for the three-month period ended March 31, 2024 and the accumulated changes in values are ~~W~~ 6,350 million as negative as of March 31, 2024.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Expiration payment	~~W~~	7,380,460	7,519,962
Carrying amount		7,635,596	7,796,727
Difference from carrying amount	~~W~~	(255,136)	(276,765)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

15. Debt securities issued

Debt securities issued as of March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024			December 31, 2023
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~6.93	~~W~~	66,695,557	0.00~7.70	~~W~~	65,801,744
Subordinated debt securities issued	2.20~5.20		2,860,105	2.20~5.20		2,860,105
Loss on fair value hedges	-		(225,750)	-		(225,750)
Discount on debt securities issued	-		(53,273)	-		(53,857)
			69,276,639			68,382,242
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.28		11,847,366	0.25~7.36		9,697,265
Subordinated debt securities issued	3.34~5.00		3,871,139	3.34~5.00		3,768,942
Loss on fair value hedges	-		(240,483)	-		(240,483)
Discount on debt securities issued	-		(54,829)	-		(46,241)
			15,423,193			13,179,483
		~~W~~	84,699,832		~~W~~	81,561,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

16. Defined benefits assets and liablilities

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Present value of defined benefit obligations	~~W~~	2,209,937	2,219,490
Fair value of plan assets		(2,233,840)	(2,266,248)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(23,903)	(46,758)

(*) The asset for defined benefit obligation of ~~W~~23,903 million as of March 31, 2024 is the net defined benefit assets of ~~W~~96,878 million less the net defined liabilities of ~~W~~72,975 million. In addition, the asset for defined benefit obligation of ~~W~~46,758 million as of December 31, 2023 is the net defined benefit assets of ~~W~~114,378 million less the net defined liabilities of ~~W~~67,620 million.

(b) Net income relating to defined benefit liabilities for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Current service cost	~~W~~	41,549	36,321
Net interest income		(550)	(8,802)
Settlement		(1,869)	(160)
	~~W~~	39,130	27,359

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

17. Provisions

(a) Provisions as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Asset retirement obligations	~~W~~	99,612	99,927
Expected loss related to litigation		32,478	31,371
Unused credit commitments		367,089	355,591
Guarantee contracts issued:		72,988	63,161
Financial guarantee contracts issued:		48,257	39,998
Non-financial guarantee contracts issued:		24,731	23,163
Others(*1), (*2), (*3)		856,460	819,616
	~~W~~	1,428,627	1,369,666

(*1) As of March 31, 2024 and December 31, 2023, the Group recognizes a provision of ~~W~~ 317,310 million and ~~W~~ 360,137 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of March 31, 2024 and December 31, 2023, the Group recognizes a provision of ~~W~~ 109,689 million and ~~W~~ 293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of March 31, 2024, the Group recognizes a provision of ~~W~~ 273,968 million for an estimated customer compensation amount related to the Hang Seng China Enterprises Index (HSCEI) basic stock-linked product.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

		March 31, 2024

		Unused credit commitments			Financial guaranteed contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from)to 12 months expected credit loss		62,275	(62,115)	(160)	680	(680)	-	-
Transfer (from)to life-time expected credit loss		(10,326)	10,364	(38)	(477)	477	-	-
Transfer (from)to impaired financial asset		(695)	(2,120)	2,815	-	-	-	-
Provided (reversed)		(51,901)	52,394	9,387	881	(560)	(95)	10,106
Change in foreign exchange rate		1,249	369	-	592	241	-	2,451
OtOthers(*)		(422)	422	-	7,585	(382)	(3)	7,200
Ending balance	~~W~~	206,867	128,496	31,726	41,263	6,686	308	415,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023

		Unused credit commitments			Financial guaranteed contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from)to 12 months expected credit loss		65,058	(64,897)	(161)	3,921	(3,921)	-	-
Transfer (from)to life-time expected credit loss		(13,466)	13,502	(36)	(7,659)	7,659	-	-
Transfer (from)to impaired financial asset		(609)	(1,953)	2,562	(530)	-	530	-
Provided (reversed)		(20,883)	42,506	15,327	150	70	(14)	37,156
Change in foreign exchange rate		1,025	26	-	294	92	1	1,438
OtOthers(*)		-	-	-	(12,287)	(3,997)	(139)	(16,423)
Ending balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities and others

(a) Insurance contract liabilities as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Insurance contract assets	~~W~~	1,085	10,654
Insurance contract liabilities		48,340,088	48,333,208
Net insurance contract liabilities	~~W~~	48,339,003	48,322,554
Reinsurance contract assets	~~W~~	86,209	88,353
Reinsurance contract liabilities		108,677	93,240
Net reinsurance contract liabilities	~~W~~	22,468	4,887

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities and others

(b) Income or expenses on insurance for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024
		Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach
Expected premium and other expenses	~~W~~	193,590	175,030	38,561	407,181
Adjustment for change in risk		12,707	9,195	10,762	32,664
Amortization of contractual service margin		119,872	65,282	52,835	237,989
Collection of insurance acquisition cash flows		30,079	100	47,768	77,947
Others(*)		(4,445)	53	752	(3,640)
Sub-total		351,803	249,660	150,678	752,141
Premium allocation approach		13,151	-	51	13,202
Total of insurance revenue		364,954	249,660	150,729	765,343
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		183,862	91,757	29,606	305,225
Changes in fulfillment cash flows		13,018	90,031	9,447	112,496
Onerous contracts expense		(6,625)	(3,360)	11,847	1,862
Amortization of insurance acquisition cash flows		30,115	100	47,732	77,947
Others(*)		(3,842)	212	(32,699)	(36,329)
Sub-total		216,528	178,740	65,933	461,201
Premium allocation approach		14,709	-	37	14,746
Total of insurance service expense		231,237	178,740	65,970	475,947
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		3	13,913	1,702	15,618
Changes in fulfillment cash flows		32	(3,958)	(29)	(3,955)
Others (*)		1	(443)	(8)	(450)
Sub-total		36	9,512	1,665	11,213
Premium allocation approach		3,598	-	-	3,598
Total of reinsurance revenue		3,634	9,512	1,665	14,811
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	10,052	2,734	12,786
Adjustment for change in risk		-	723	205	928
Amortized contractual service margin		-	813	2,020	2,833
Others(*)		-	(2,708)	(635)	(3,343)
Sub-total		-	8,880	4,324	13,204
Premium allocation approach		3,594	-	-	3,594
Net insurance service expense		3,594	8,880	4,324	16,798
Total of insurance income (expense)	~~W~~	133,757	71,552	82,100	287,409

(*) Others include allocation of loss components, etc.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the three-month periods ended March 31, 2024 and 2023 are as follows(continued):

		March 31, 2023
		Modified retrospective approach	Fair value approach	Other	Total
Insurance contracts with no premium allocation approach
Expected insurance premium and other insurance service income	~~W~~	205,705	169,139	15,215	390,059
Adjustment for change in risk		14,996	9,061	4,789	28,846
Amortization of insurance contract margin		142,018	55,569	27,066	224,653
Collection of insurance acquisition cash flows		22,253	(7)	16,629	38,875
Others (*)		(4,762)	19	3,206	(1,537)
Sub-total		380,210	233,781	66,905	680,896
Premium allocation approach		4,722	-	47	4,769
Total of insurance revenue		384,932	233,781	66,952	685,665
Insurance contracts with no premium allocation approach
Incurred premium and other service expenses		200,063	81,862	17,706	299,631
Changes in fulfillment cash flows		11,271	83,029	2,560	96,860
Onerous contracts expense (reversal)		3,351	6,305	3,793	13,449
Amortization of insurance acquisition cash flows		22,497	(251)	16,628	38,874
Others (*)		(3,097)	356	(8,431)	(11,172)
Sub-total		234,085	171,301	32,256	437,642
Premium allocation approach		5,546	-	147	5,693
Sub-total of insurance service expense		239,631	171,301	32,403	443,335
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		334	17,281	262	17,877
Changes in fulfillment cash flows		(420)	(4,537)	168	(4,789)
Others (*)		(5)	(1,451)	1,430	(26)
Sub-total		(91)	11,293	1,860	13,062
Total of reinsurance revenue		(91)	11,293	1,860	13,062
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	11,073	975	12,048
Adjustment for change in risk		-	862	91	953
Amortized contractual service margin		-	2,999	1,430	4,429
Others (*)		-	(844)	1,051	207
Sub-total		-	14,090	3,547	17,637
Premium allocation approach		947	-	-	947
Total reinsurance service expense		947	14,090	3,547	18,584
Total of insurance income (expense)	~~W~~	144,263	59,683	32,862	236,808

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

19. Insurance finance income and expense

Insurance finance income or expense for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Insurance finance income
Insurance contract
Foreign exchange rate change effects	~~W~~	200	121
Other		11,620	13,141
		11,820	13,262
Reinsurance contract
Discount rate change effects		-	9
The change in non-performance risk by reinsurer		(3)	-
		(3)	9
		11,817	13,271
Insurance finance expense
Insurance contract
Foreign exchange rate change effects		11,790	7,758
Discount rate change effects		-	17
Other		126,074	281,848
		137,864	289,623
Insurance finance income (expense)	~~W~~	(126,047)	(276,352)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity

(a) Equity as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Capital stock(*):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,400,564	4,001,731

Capital surplus:
Share premium		11,352,744	11,352,744
Others		742,224	742,224
		12,094,968	12,094,968

Capital adjustments		(556,591)	(658,664)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(4,066,737)	(3,503,542)
Equity in other comprehensive loss of associates		(980)	(970)
Foreign currency translation adjustments for foreign operations		(21,959)	(118,517)
Net loss from cash flow hedges		(77,360)	(35,108)
Remeasurement of defined benefit obligation		(293,439)	(292,328)
Changes in own credit risk on financial liabilities designated under fair value option		(4,673)	(3,884)
Net finance gain on insurance contract assets(liabilities)		2,799,137	2,866,623
Net finance gain on reinsurance contract assets(liabilities)		12,178	13,273
		(1,653,833)	(1,074,453)

Retained earnings		37,146,578	36,387,314

Non-controlling interest		2,364,313	2,601,328
	~~W~~	56,765,640	56,321,865

(*) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments of March 31, 2024 and December 31, 2023 are as follows:

	Issue date	Maturity date	Interest rate (%)		March 31, 2024	December 31, 2023
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	-
Hybrid bonds in foreign currency	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,400,564	4,001,731

(*) For the three-month period ended March 31, 2024, the deduction for capital related to hybrid bonds issued is ~~W~~1,166 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(c) Treasury stock

Changes in treasury stock for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

	March 31, 2024			December 31, 2023
	The number of shares		Carrying value	The number of shares		Carrying value
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	3,366,257		150,000	13,507,398		485,947
Retirement(*)	(3,366,257)		(150,000)	(13,507,398)		(485,947)
Ending balance	6,352	~~W~~	227	6,352	~~W~~	227

(*) For the year ended March 31, 2024, the Group acquired treasury stocks for retirement, and the retirement of 3,366,257 shares was completed on March 22, 2024. For the year ended December 31, 2023, the Group acquired treasury stocks for retirement, and the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares was completed on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows:

		March 31, 2024
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		(812,202)	(12)	-	-	(91,692)	(1,492)	-	-	49,702	(2,764)	(858,460)
Reclassification:
Change due to impairment or disposal		(3,117)	-	-	-	-	-	-	-	100	447	(2,570)
Effect of hedge accounting		-	-	-	(136,126)	-	-	-	-	-	-	(136,126)
Hedging		(6,931)	-	(54,809)	78,737	-	-	-	-	-	-	16,997
Effects from changes in foreign exchange rate		-	(2)	151,100	-	-	-	-	-	3,558	-	154,656
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(1,208)	-	-	-	(1,208)
Deferred income taxes		217,779	4	665	15,137	24,206	397	89	-	(15,706)	283	242,854
Transfer to other account		-	-	-	-	-	-	-	-	2,986	1,245	4,231
Non-controlling interests		636	-	(398)	-	-	-	8	-	-	-	246
Ending balance	~~W~~	(4,232,269)	(989)	(21,959)	(77,360)	2,799,137	12,178	(293,439)	9	165,532	(4,673)	(1,653,833)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	-	-	(2,961,019)	(28,283)	-	-	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	-	-	-	-	-	-	-	4,199	5,077	474,619
Effect of hedge accounting		-	-	-	(69,484)	-	-	-	-	-	-	(69,484)
Hedging		(28,044)	-	(3,903)	152,927	-	-	-	-	-	-	120,980
Effects from changes in foreign exchange rate		-	-	2,316	-	-	-	-	-	2,862	-	5,178
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(272,792)	-	-	-	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	-	(3,402)	(465)	(302,295)
Transfer to other account		-	-	-	-	-	-	-	-	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	-	11	-	-	-	522	-	-	-	(3,795)
Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings .

i) Changes in regulatory reserve for loan losses including non-controlling interests as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Beginning balance	~~W~~	3,456,487	3,609,851
Planned provision (reversal) for regulatory reserve for loan losses		297,295	(153,364)
Ending balance	~~W~~	3,753,782	3,456,487

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,321,532	1,387,958
Provision of regulatory reserve for loan losses		(296,124)	171,883
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,025,408	1,559,841
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)	~~W~~	1,935	2,879

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(f) Dividends

By resolutions of the 23nd general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2023 are as follows:

Total dividends
Common stock (~~W~~525 per share)	~~W~~	268,697

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Net interest income

Net interest income for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Interest income:
Cash and due from banks at amortized cost	~~W~~	178,746	139,504
Deposit at FVTPL		-	349
Securities at FVTPL		411,506	303,036
Securities at FVOCI		659,983	521,479
Securities at amortized cost		270,944	233,129
Loans at amortized cost		5,542,305	5,171,439
Loans at FVTPL		23,194	21,399
Insurance finance interest income		62,231	69,279
Others		41,583	33,325
		7,190,492	6,492,939
Interest expense:
Deposits		2,478,858	2,286,698
Interests on financial liabilities measured at FVTPL		3,297	774
Borrowings		506,407	470,126
Debt securities issued		801,871	619,032
Insurance finance interest expenses		483,120	476,709
Others		101,069	65,758
		4,374,622	3,919,097

Net interest income	~~W~~	2,815,870	2,573,842

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

22. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Fees and commission income:
Credit placement fees	~~W~~	21,647	16,801
Commission received as electronic charge receipt		37,162	35,855
Brokerage fees		109,231	89,765
Commission received as agency		39,883	32,919
Investment banking fees		40,999	33,961
Commission received in foreign exchange activities		84,467	67,618
Trust management fees		64,902	74,055
Credit card fees		320,592	293,954
Operating lease fees		165,388	144,919
Others		179,954	160,794
		1,064,225	950,641
Fees and commission expense:
Credit-related fees		12,228	10,385
Credit card fees		226,316	220,504
Others		122,280	116,327
		360,824	347,216

Net fees and commission income	~~W~~	703,401	603,425

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

23. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Allowance provided:
Loans at amortized cost	~~W~~	(353,907)	(441,502)
Other financial assets at amortized cost		(12,256)	(13,364)
Unused credit line and financial guarantee		(10,106)	(8,454)
Securities at amortized cost		-	(210)
		(376,269)	(463,530)
Allowance reversed:
Securities at fair value through other comprehensive income		3,531	2,326
Securities at amortized cost		759	-
		4,290	2,326
	~~W~~	(371,979)	(461,204)

24. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Employee benefits:
Salaries	~~W~~	801,518	805,524
Severance benefits:		46,311	35,138
Defined contribution		10,569	10,077
Defined benefit		35,742	25,061
Termination benefits		5,146	34,252
		852,975	874,914

Entertainment		9,556	9,758
Depreciation		129,619	123,663
Amortization		60,604	50,484
Taxes and utility bills		59,379	52,779
Advertising		44,171	42,378
Research		5,727	5,400
Others		210,206	196,550
	~~W~~	1,372,237	1,355,926

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

25. Share-based payments

(a) Performance shares granted as of March 31, 2024 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at March 31, 2024	193,041	2,493,675

Fair value per share in Korean won	~~W~~ 44,222, ~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081 and ~~W~~ 38,156 for the expiration of exercising period from 2019 to 2023	~~W~~ 46,000

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the past one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement. In addition, the termination of the operating period due to the decision to liquidate the subsidiary was based on the benchmark stock price established by the board of directors resolution.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

25. Share-based payments (continued)

(b) Share-based compensation costs for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	1,897	14,091	15,988

		March 31, 2023
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	1,102	4,974	6,076

(c) Accrued expenses recognized related to share-based payment transactions as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	13,343	108,605	121,948

		December 31, 2023
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	16,079	111,056	127,135

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

26. Income tax expense

(a) Income tax expense for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Current income tax expense	~~W~~	200,733	138,426
Temporary differences(*)		(886)	528,624
Income tax recognized in other comprehensive income		242,829	(224,630)
Income tax expense	~~W~~	442,676	442,420

Effective tax rate	%	24.72	23.83

(*) The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

(b) The Group is reviewing the impact on the consolidated financial statements following the implementation of the Global Minimum Tax Act. Due to the complexity of the application of the global minimum tax law, it is difficult to reasonably estimate the impact on the consolidated financial statements, and the Group is estimating the impact on the consolidated financial statement with a tax expert.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

27. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,321,532	1,387,958
Less:
Dividends to hybrid bonds		(35,736)	(47,924)
Profit available for common stock	~~W~~	1,285,796	1,340,034

Weighted average number of common shares outstanding(*)		511,578,654	525,140,164

Basic and diluted earnings per share in Korean won	~~W~~	2,513	2,552

(*) As of March 31, 2024, the number of common shares issued by the Group is 509,393,214 shares, and the weighted average number of outstanding shares reflects changes such as the acquisition and retirement of treasury stock for the three-month periods ended March 31, 2024 and 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

28. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2023	December 31, 2023
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	13,951,274	12,503,445
Contingent guarantees		4,791,210	4,337,751
ABS and ABCP purchase agreements		1,777,061	1,533,047
		20,519,545	18,374,243
Commitments to extend credit:
Loan commitments in Korean won		92,235,987	88,913,555
Loan commitments in foreign currency		27,308,126	26,970,371
Other agreements (*)		97,232,135	96,194,944
		216,776,248	212,078,870
Endorsed bills:
Secured endorsed bills		3,406	44
Unsecured endorsed bills		11,946,214	10,519,665
		11,949,620	10,519,709
	~~W~~	249,245,413	240,972,822

(*) Unused credit commitments provided to the card customers are included, the amounts are ~~W~~ 91,295,384 million for the three-month period ended March 31, 2024 and ~~W~~90,832,893 million for the year ended December 31, 2023.

(b) Legal contingencies

As of March 31, 2024, the Group is involved with 853 pending lawsuits as a defendant with total litigation fee of ~~W~~ 858,339 million.

As of the March 31, 2024, the Group has recorded ~~W~~ 32,478 million and ~~W~~4,209 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Institutional sanctions (banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

28. Commitments and contingencies (continued)

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. The Group was fined ~~W~~ 50 million for relaxing its supervision obligation. It is expected that the criminal trial will determine whether the Group is legally responsible or not. Hence, the Group has determined the present obligation that the Group may be liable for the charge of involvement in the fraud is not significant.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of March 31, 2024, approximately ~~W~~420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery. On August 29, 2023, the Board of Directors decided to proceed with privatization using the post-settlement method. In addition, on December 8, 2023, the Board of Directors decided to privatize NH-UK Peterborough Power Plant Trust and others through a post-settlement method.

(e) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (126 cases other than the new residential and commercial apartment project in Mugeo-dong Nam-gu, Ulsan (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended March 31, 2024, the total PF commitment amount of PF loan financial institutions is ~~W~~ 3,061.3 billion on a temporary basis, ~~W~~ 3,873.3 billion on a limit basis, and the total PF loans amounted to ~~W~~ 5,463.1 billion.

Meanwhile, the construction company’s responsibility for completion of a total of 69 land trust projects, including 9-1 Sihwa MTV Bandalseom, Ansan-si, Gyeonggi-do, which the consolidated entity is in progress as of the end of the current period, has not been fulfilled. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is ~~W~~ 837.4 billion on a temporary basis and ~~W~~ 1,271.9 billion on a limit basis, and the PF loan amount is ~~W~~ 1,924.2 billion.

In addition, the completion deadline for a total of 13 land trust projects, including the Sanho-dong multiplex in Masan Happo-gu, Changwon-si, Gyeongsangnam-do, which the consolidated entity is in progress as of the end of the current period, has passed. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is W 186.6 billion on a temporary basis and ~~W~~ 225.5 billion on a limit basis, and the PF loan amount is ~~W~~ 402.9 billion.

The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities, and the scope of damages to be compensated by the Group may change depending on the results of lawsuits that are in progress as of March 31, 2024 or that will proceed after the end of the current period. As of March 31, 2024, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended March 31, 2024. Meanwhile, the process of each business sites will be continuously monitored.

(f) As of March 31, 2024, the Group may lease some part of the total project cost for 32 borrowing-type land trust contracts, including the Janghyeon District office complex in Siheung, Gyeonggi-do. The additional maximum lending amount (unused limit) is ~~W~~ 422,026 million. The decision on whether to lease from the trust account for the project is not an unconditional obligation for the Group. It will be determined based on various factors, including own accounts and the fund management plan of each trust business.

(g) An investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

29. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Cash and due from banks at amortized cost	~~W~~	34,834,247	34,650,390
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,257,448)	(1,322,274)
Restricted due from banks		(2,829,225)	(2,911,232)
		(4,086,673)	(4,233,506)
	~~W~~	30,747,574	30,416,884

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a) Balances with the related parties as of March 31, 2024 and December 31, 2023 are as follows:

Related party	Account		March 31, 2024	December 31, 2023
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	105	105
〃	ACL		(1)	(1)
〃	Accrued income	~~W~~	30	32
〃	Deposits		4,684	2,984
〃	Allowance for Undrawn Commitment		2	2
Incorporated association Finance Saving Information Center	Credit card loans		3	-
〃	Deposits		2	7
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		12,000	12,000
〃	ACL		(471)	(471)
〃	Accrued income		51	51
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		296	310
Korea Finance Security	Deposits		147	132
〃	Credit card loans		1	-
Korea Credit Bureau	Deposits		21	640
〃	Credit card loans		282	-
〃	ACL		(2)	-
〃	Allowance for Undrawn Commitment		1	-
Goduck Gangil1 PFV Co., Ltd	Deposits		4	11
SBC PFV Co., Ltd	Loans		124,000	-
〃	ACL		(634)	-
〃	Accrued income		483	-
〃	Deposits		35,473	13,113
Goduck Gangil10 PFV Co., Ltd	Loans		-	1,100
〃	ACL		-	(5)
〃	Deposits		5,729	7,568
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Neoplux Market-Frontier Secondary Fund	Account receivables		-	592
Gyeonggi-Neoplux Superman Fund	Account receivables		1,308	1,174
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		188	1,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties(continued)

(a) Balances with the related parties as of March 31, 2024 and December 31, 2023 are as follows (continued):

Related party	Account		March 31, 2024	December 31, 2023
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	115	123
Neoplux No.3 Private Equity Fund	Account receivables		6,517	5,866
Korea Digital Asset Custody	Deposits		231	34
〃	Credit card loans		4	-
Shinhan Smilegate Global PEF I	Unearned revenue		-	7
WaveTechnology co.Ltd	Deposits		10	17
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		356	1,596
iPIXEL Co.,Ltd.	Credit card loans		7	-
〃	Deposits		-	11
〃	Allowance for Undrawn Commitment		1	-
CJL No.1 Private Equity Fund	Deposits		184	265
NewWave 6th Fund	Account receivables		235	984
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		899	923
Logisvalley Shinhan REIT Co.,Ltd.	Loans		33,000	33,000
〃	ACL		(36)	(36)
〃	Accrued income		38	81
〃	Deposits		1,442	1,134
Shinhan-Albatross tech investment Fund	Deposits		9,862	2,229
Shinhan Global Active REIT Co.Ltd (*2)	Loans		97,700	-
〃	ACL		(611)	-
〃	Derivative assets		5,392	-
〃	Accrued income		527	-
〃	Deposits		1,165	206
Shinhan VC tomorrow venture fund 1	Account receivables		549	730
SH Global Net Zero Solution Security Investment Trust	Accrued income		2	2
SEOKWANG T&I	Deposits		-	1
Shinhan Time 1st Investment fund	Deposits		66	151
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		-	52
NH-J&-IBKC Label Technology Fund	Deposits		251	301
Shinhan-JW Mezzanin New Technology Fund 1st	Unearned revenue		-	7
Shinhan M&A-ESG Investment fund	Account receivables		285	285
MAN Grobal Strategy Fund(H)	Accrued income		1	-
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		13	13
Capston General Private Real Estate Investment Trust No.26(Professional)	Deposits		-	1
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		21	21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties(continued)

(a) Balances with the related parties as of March 31, 2024 and December 31, 2023 are as follows (continued):

Related party	Account		March 31, 2024	December 31, 2023
Investments in associates (continued):
Shinhan-GB FutureFlow Fund L.P.	Unearned revenue	~~W~~	183	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		39	-
Shinhan AIM FoF Fund 1-A	Derivative assets		1,268	-
Pinestreet Grobal Fund 13-2	Derivative assets		9	-
〃	Derivative liabilities		4	-
Cascade Tech Co.,Ltd	Deposits		75	-
〃	Loans		66	-
〃	ACL		(6)	-
Songpa Biz-Cluster PFV Co.,Ltd	Deposits		1	-
STIC ALT Global II Private Equity Fund	Deposits		2,581	-
Douzone Techfin Co.,Ltd	Credit card loans		7	-
〃	Deposits		26,133	-
〃	Allowance for Undrawn Commitment		1	-
Rifa Private Real Estate Investment Trust 31	Loans		14,000	-
〃	ACL		(47)	-
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	-
〃	ACL		(37)	-
〃	Accrued income		122	-
Key management personnel and their immediate relatives:	Loans		3,302	5,003
	Assets		318,077	68,038
	Liabilities	~~W~~	89,153	29,797

(*1) Excluded from the associates due to disposal and liquidation for the three-month period ended March 31, 2024.

(*2) Included accounts receivable and payable with the subsidiary of the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2024 and 2023 are as follows:

Related party	Account		March 31, 2024	March 31, 2023
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	272	368
〃	Interest expense		(5)	(45)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		94	115
〃	Interest expense		(2)	(2)
Shinhan-PS Investment Fund No.1	Fees and commission income		-	10
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		149	129
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		296	336
KOREA FINANCE SECURITY	Fees and commission income		1	1
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		122	139
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		148	140
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		-	56
Korea Credit Bureau	Fees and commission income		10	3
Goduck Gangil1 PFV Co., Ltd.	Interest income		-	65
〃	Reversal of (provision for) credit loss		-	8
SBC PFV Co., Ltd.	Fees and commission income		990	-
〃	Interest income		1,963	-
〃	Interest expense		(5)	(4)
〃	Reversal of (provision for) credit loss		(48)	-
Goduck Gangil10 PFV Co., Ltd.	Interest income		30	23
〃	Interest expense		(108)	(174)
〃	Reversal of (provision for) credit loss		5	-
Korea Omega Project Fund I	Fees and commission income		38	44
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		8	30
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		96	96
Future-Creation Neoplux Venture Capital Fund	Interest income		19	28
Neoplux Market-Frontier Secondary Fund	Fees and commission income		-	194
Gyeonggi-Neoplux Superman Fund	Fees and commission income		134	149
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		172	238
NewWave 6th Fund	Fees and commission income		235	244
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		117	124
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Interest income		-	23
Neoplux No.3 Private Equity Fund	Fees and commission income		651	660
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		356	392
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		15	15
Ulmus SHC innovation investment fund	Fees and commission income		19	23
CJL No.1 Private Equity Fund	Interest expense		(2)	(2)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2024 and 2023 are as follows (continued):

Related party	Account		March 31, 2024	March 31, 2023
Investments in associates (continued):
Reverent-Shinhan Vista Investment Fund	Fees and commission income	~~W~~	40	-
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		61	68
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		25	25
Shinhan-Time mezzanine blind Fund	Fees and commission income		75	-
Shinhan VC tomorrow venture fund 1	Fees and commission income		549	850
JS Shinhan Private Equity Fund	Fees and commission income		149	148
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		148	148
Shinhan-Kunicorn first Fund	Fees and commission income		261	232
Shinhan-Quantum Startup Fund	Fees and commission income		38	38
Shinhan Simone FundⅠ	Fees and commission income		78	78
Shinhan Whitrin New Tech Fund	Fees and commission income		21	21
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		423	490
〃	Fees and commission income		18	41
〃	Reversal of (provision for) credit loss		-	(28)
Shinhan Dev Healthcare Investment Fund	Fees and commission income		82	20
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		222	8
Global Commerce New Technology Investment Fund	Fees and commission income		7	15
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		16	16
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		11	11
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		65	65
Global Net Zero Solution Security Investment Trust	Fees and commission income		17	19
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Fees and commission income		4	4
Shinhan Global Active REIT Co.Ltd (*3)	Interest income		1,146	-
〃	Fees and commission income		817	-
〃	Derivative-related income		4,469	-
〃	Interest expense		-	(1)
DeepBlue No.1 Private Equity Fund	Interest expense		-	(5)
Shinhan Time 1st Investment fund	Fees and commission income		26	26
Shinhan SGC ESG Investment Fund 1st	Fees and commission income		29	28
Shinhan-iSquare Venture PEF 1st	Fees and commission income		25	25
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		207	42
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		216	216
NH-J&-IBKC Label Technology Fund	Interest expense		(2)	-
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		53	-
Shinhan M&A-ESG Fund	Fees and commission income		285	-
Shinhan-JW Mezzanin New Technology Fund 1st (*2)	Fees and commission income		7	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2024 and 2023 are as follows (continued):

Related party	Account		March 31, 2024	March 31, 2023
Investments in associates (continued):
MAN Grobal Strategy Fund(H)	Fees and commission income	~~W~~	2	-
Shinhan Time Secondary Blind New Technology Investment Trust	Fees and commission income		50	-
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		100	-
Shinhan-CJ Tech-Innovation Fund No.1	Fees and commission income		50	-
Shinhan-Eco Venture Fund 2nd	Fees and commission income		25	-
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Fees and commission income		200	-
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income		94	-
Shinhan HB Wellness 1st Investment Trust	Fees and commission income		19	-
Shinhan JN Wave Investment fund	Fees and commission income		7	-
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		14	-
Fortress-Shinhan Investment fund No.1	Fees and commission income		25	-
Shinhan Ulmus innovation investment fund no. 7	Fees and commission income		23	-
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Fees and commission income		21	-
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		55	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		39	-
〃	Other expense		(2)	-
Shinhan AIM FoF Fund 1-A	Derivative-related income		1,087	-
〃	Derivative-related expense		(232)	-
〃	Other income		22	-
Pinestreet Grobal Fund 13-2	Derivative-related income		1	-
〃	Derivative-related expense		(5)	-
Shinhan Regent investment fund No.1	Fees and commission income		23	-
Shinhan-Soo Secondary Investment Association	Fees and commission income		22	-
E&Shinhan Growth Fund	Fees and commission income		59	-
Cascade Tech Co.,Ltd	Reversal of (provision for) credit loss		(6)	-
Douzone Techfin Co.,Ltd	Interest expense		(84)	-
Songpa Biz-Cluster PFV Co.,Ltd	Interest expense		(1)	-
STIC ALT Global II Private Equity Fund	Interest expense		(1)	-
Rifa Private Real Estate Investment Trust 31	Interest income		212	-
〃	Reversal of (provision for) credit loss		(47)	-
Pacific Private Placement Real Estate Fund No.40	Interest income		299	-
Key management personnel and their close family members
	Interest income		35	73
		~~W~~	17,464	6,099

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.

(*2) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.

(*3) Included transaction details with the subsidiary of the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2024 and 2023 are as follows:

		March 31, 2024	March 31, 2023
Short-term employee benefits	~~W~~	6,276	5,880
Severance benefits		237	218
Share-based payments(*)		3,886	2,040
	~~W~~	10,399	8,138

(*) Share-based payments refer to the remuneration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of March 31, 2024 and December 31, 2023 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		March 31, 2024	December 31, 2023	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
〃	Key Management Personnel		3,159	3,241	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		895	895	Unused credit line
The Group	Structured entities		304,582	326,830	Purchase agreement
			123,614	-	Derivative agreement
		~~W~~	442,250	340,966

(e) Details of collaterals provided by the related parties as of March 31, 2024 and December 31, 2023 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		March 31, 2024	December 31, 2023
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	2,400
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		39,600	39,600
	Cascade Tech Co.,Ltd	Properties		360	-
	Rifa Private Real Estate Investment Trust 31	Collateral trust		16,800	-
	Key Management Personnel	Properties		7,272	4,417
		Deposits and etc.		1,557	1,127
		Guarantee		2,135	1,308
				10,964	6,852
			~~W~~	79,724	48,852

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Related parties (continued)

(f) Details of significant loan transactions with related parties for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

			March 31, 2024
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	-	-	-	11,529
	Shinhan Global Active REIT Co.Ltd		-	97,700	-	-	97,700
	SBC PFV Co., Ltd.		-	124,000	-	-	124,000
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	1,175	(1,175)	-	33,000
	Cascade Tech Co.,Ltd		-	66	-	-	66
	Rifa Private Real Estate Investment Trust 31		-	14,000	-	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
Key Management Personnel			5,005	631	(2,333)	-	3,303
Total		~~W~~	50,634	251,572	(4,608)	-	297,598

			December 31, 2023
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	(351)	11,529
	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	-	1,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	-	33,000
Kay Management Personnel			6,563	3,154	(4,712)	-	5,005
Total		~~W~~	71,368	36,154	(56,537)	(351)	50,634

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024	December 31, 2023
Total assets:
Asset-backed securitization	~~W~~	223,415,819	214,750,119
Structured financing		475,741,387	427,272,034
Investment fund		417,670,648	364,272,967
	~~W~~	1,116,827,854	1,006,295,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at fair value through profit or loss	~~W~~	9,708	307,913	125,072	442,693
Loan at amortized cost		1,481,576	17,238,628	227,004	18,947,208
Securities at fair value through profit or loss		4,257,673	132,795	13,683,815	18,074,283
Derivative assets		4,558	-	-	4,558
Securities at fair value through other comprehensive income		4,004,715	193,037	-	4,197,752
Securities at amortized cost		4,801,386	-	66	4,801,452
Other assets		5,148	96,973	27,088	129,209
	~~W~~	14,564,764	17,969,346	14,063,045	46,597,155
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	8,592	418	-	9,010
Other liabilities		420	7,069	-	7,489
	~~W~~	9,012	7,487	-	16,499

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at fair value through profit or loss	~~W~~	9,598	309,635	123,282	442,515
Loan at amortized cost		1,061,060	16,604,162	227,185	17,892,407
Securities at fair value through profit or los		4,366,192	129,795	13,304,176	17,800,163
Derivative assets		674	-	-	674
Securities at fair value through other comprehensive income		4,041,459	183,517	3,315	4,228,291
Securities at amortized cost		4,806,904	-	65	4,806,969
Other assets		4,636	79,822	11,935	96,393
	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	9,939	315	-	10,254
Other liabilities		301	1,628	-	1,929
	~~W~~	10,240	1,943	-	12,183

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of March 31, 2024 and December 31, 2023 are as follows:

		March 31, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,564,764	17,969,346	14,063,045	46,597,155
Purchase agreements		1,036,764	17,801	2,168,275	3,222,840
Loan commitments		447,023	844,863	-	1,291,886
Guarantees		-	160,000	-	160,000
Others		-	422,027	-	422,027
	~~W~~	16,048,551	19,414,037	16,231,320	51,693,908

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Purchase agreements		1,029,819	10,462	2,134,239	3,174,520
Loan commitments		353,790	913,252	-	1,267,042
Others		-	429,549	-	429,549
	~~W~~	15,674,132	18,660,194	15,804,197	50,138,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ~~W~~ 540 per share for common stock and convertible preferred stock by a resolution of the board of directors on April 26, 2024. The total amount of dividends is ~~W~~ 275,069 million, and the dividend base date is March 31, 2024.

(b) Treasury stock retirement

To enhance the shareholders’ value, the Group made a decision on the acquisition and retirement of treasury stock amounted to ~~W~~ 300 billion based on the resolution of the board of directors on April 26, 2024.